Exhibit 99.3

BRP INC.

MANAGEMENT’S

DISCUSSION AND

ANALYSIS

FOR THE THREE- AND TWELVE-MONTH PERIODS

ENDED JANUARY 31, 2026

Table of contents

Glossary	2

Basis of Presentation	3

Forward-Looking Statements and Non-IFRS Measures	4

Business Overview	6

Factors Affecting the Company’s Results of Operations	7

Executive Summary	10

Retail Performance & Market Statistics	11

Results of Operations	12

Analysis of Results for the Fourth Quarter of Fiscal 2026	12

Geographical Trends for the Fourth Quarter of Fiscal 2026	14

Analysis of Results for the twelve-month period ended January 31, 2026	15

Geographical Trends for the twelve-month period ended January 31, 2026	17

Discontinued Operations	18

Assessment of the Company’s performance against its Fiscal 2026 guidance	21

Foreign Exchange	22

Liquidity and Capital Resources	23

Contractual Obligations	25

Capital Resources	26

Consolidated Financial Position [1]	29

Post-Employment Benefits	30

Off-Balance Sheet Arrangements	31

Transaction Between Related Parties	33

Financial Instruments	33

Non-IFRS Measures and Reconciliation Tables	36

Reconciliation Tables [2]	37

Summary of Consolidated Quarterly Results [2]	40

Reconciliation Table for Consolidated Quarterly Results [2]	41

Selected Consolidated Financial Information	42

Critical Accounting Estimates	44

Future Accounting Changes	46

Controls and Procedures	47

Risk Factors	48

Disclosure of Outstanding Shares	77

Additional Information	77

BRP Inc.	Management’s Discussion and Analysis	1

Glossary

Abbreviations	Description	Abbreviations	Description
3WV	Three-Wheel Vehicles	International	All regions except United States & Canada
ATV	All-Terrain Vehicles	MD&A	Management’s Discussion & Analysis
BPS	Basis points	NCIB	Normal Course Issuer Bid
CAPEX	Capital Expenditure	OEM	Original Equipment Manufacturer
CGU	Cash Generating Unit	ORV	Off-Road Vehicles
CORRA	Canadian Overnight Repo Rate Average. Defined as the Daily Compounded CORRA or the forward-looking term rate based on CORRA plus a customary credit spread adjustment, when applicable	PA&A	Parts, Accessories & Apparel
DB	Defined Benefits	PP&E	Property, Plant & Equipment
DC	Defined Contribution	PWC	Personal Watercraft
EBITDA	Earnings Before Interest, Taxes, Depreciation & Amortization	R&D	Research & development
EPS	Earnings (Loss) Per Share	SIB	Substantial Issuer Bid
ESG	Environmental, Social and Governance	SOFR	Secured Overnight Financing Rate
EURIBOR	Euro Interbank Offered Rate	Term SOFR	Defined as the forward-looking term rate based on SOFR plus a customary credit spread adjustment, when applicable
EV	Electric Vehicles	SSV	Side-by-Side Vehicles
G&A	General & Administrative	S&M	Selling & marketing
IAS	International Accounting Standards	Working Capital	Current assets less current liabilities
IFRS	IFRS® Accounting Standards as issued by the International Accounting Standards Board

BRP Inc.	Management’s Discussion and Analysis	2

Basis of Presentation

The following MD&A provides information concerning the financial position and results of operations of BRP Inc. (the “Company” or “BRP”) for the year ended January 31, 2026. This MD&A should be read in conjunction with the audited consolidated financial statements for the years ended January 31, 2026 and January 31, 2025. Some of the information included in this discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from underlying forward-looking statements as a result of various factors, including those described in the “Forward-Looking Statements” section of this MD&A. This MD&A reflects information available to the Company as at March 25, 2026.

The audited consolidated financial statements of the Company have been prepared in accordance with IFRS. All amounts presented are in Canadian dollars unless otherwise indicated. All references in this MD&A to “Fiscal 2026, “Fiscal 2025” and “Fiscal 2024” are to the Company’s fiscal year ended January 31, 2026, 2025 and 2024 respectively.

Telwater Pty Ltd. (“Telwater”) remains under the sale process first announced on October 17, 2024, and continues to be presented as discontinued operations, and the associated assets and liabilities as held for sale as at January 31, 2026. Refer to Note 32 – Discontinued Operations in the audited consolidated financial statements for more details.

During the nine-month period ended October 31, 2025, the Company completed the sales of Alumacraft Boat Co. (“Alumacraft”) and Triton Industries Inc. (“Manitou”). Consequently, these businesses are presented as discontinued operations, and the associated assets and liabilities are disposed as at January 31, 2026. Refer to Note 32 – Discontinued Operations in the audited consolidated financial statements for more details.

During the three-month period ended April 30, 2025, the Company decided that its Marine PA&A business was no longer for sale. Following this decision, Marine PA&A business is presented as continued operations and the associated assets and liabilities are no longer held for sale as at January 31, 2026. Prior periods have been reclassified accordingly.

This MD&A, approved by the Board of Directors on March 25, 2026, is based on the Company’s audited consolidated financial statements and accompanying notes for the years ended January 31, 2026 and 2025.

BRP Inc.	Management’s Discussion and Analysis	3

Forward-Looking Statements and Non-IFRS Measures

Forward-Looking Statements

Certain statements in this MD&A about the Company’s current and future plans, including statements relating to its strategic plan referred to as “M28”, prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals, achievements, including the Company’s environmental, social and governance targets, goals and initiatives set forth under the Company’s new sustainability plan, Beyond the Ride – Sustainability 2030, priorities and strategies, financial position, market position, capabilities, competitive strengths and beliefs, the prospects and trends of the industries in which the Company operates, the expected demand for products and services in the markets in which the Company competes, including softer industry demand trends and sustained promotional intensity and pricing actions, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market, expected financial requirements and the availability of capital resources and liquidity, the Company’s ability to complete its process for the sale of Telwater as expected and to manage and mitigate the risks associated therewith, at expected cost levels and expected proceeds, the impact of the sale of the Marine businesses, ongoing geopolitical instability in the Middle East, including the impact of recent volatility in global oil and energy prices, potential supply chain disruptions, inflationary pressures, and broader macroeconomic conditions or any other future events or developments and other statements in this MD&A that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific. The Company cautions that its assumptions may not materialize and that the currently challenging macroeconomic and geopolitical environments in which it evolves, including specifically the uncertainty around the potential imposition of new duties, tariffs and other trade restrictions (and any retaliatory measures) as well as the ongoing geopolitical instability in the Middle East, may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry to be materially different from the outlook or any future results or performance implied by such statements. In addition, many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the risk factors discussed in greater detail under the heading “Risk Factors” in the Company’s MD&A for the fiscal year ended January 31, 2026.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this MD&A, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement.

BRP Inc.	Management’s Discussion and Analysis	4

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this MD&A, including without limitation the following assumptions: softer industries in both Seasonal and Year-Round Products and a continuously challenging macroeconomic environment; expected market share volatility; main currencies in which the Company operates will remain at near current levels; levels of inflation, which are expected to continue to ease; there will be no significant changes in tax laws or treaties applicable to the Company; the Company’s margins are expected to continue to be pressured by lower volumes; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; the absence of unusually adverse weather conditions, especially in peak seasons. BRP cautions that its assumptions may not materialize, and that the currently challenging macroeconomic and geopolitical environment in which it evolves may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Specifically, these assumptions do not incorporate the imposition of wide-ranging U.S. tariffs, including tariffs on all imports from Canada and Mexico, and potential retaliatory tariffs. Given the fast-evolving situation and the high degree of uncertainty around the duration of a potential trade war, it is difficult to predict how the effects would flow through the economy. New tariffs could significantly affect the outlooks for economic growth, consumer spending, inflation and the Canadian dollar.

Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

The Company defines and reconciles these measures in the “Non-IFRS Measures and Reconciliation Tables” section of this MD&A.

BRP Inc.	Management’s Discussion and Analysis	5

Business Overview

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on- and off-road vehicles, Quintrex boats and Rotax marine propulsion systems, Rotax engines for karts and recreational aircraft and Pinion gearboxes, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience.

As at the end of Fiscal 2026, the Company employed close to 17,000 employees worldwide. It sold its products in over 110 countries. The products were sold directly through a network of approximately 2,050 dealers in 21 countries, as well as through approximately 140 distributors that served approximately 375 additional dealers.

The Company designs, develops, manufactures and sells powersports vehicles. The Company’s diversified portfolio of products includes Year-Round Products, Seasonal Products and Parts, Accessories & Apparel, OEM engines and others. Year-Round Products consist of BRP vehicles that are sold and used throughout the year in most climates and include ATVs, SSVs, 3WVs and electric motorcycles product lines. All products within the Year-Round Product category are sold under the Can-Am brand. Seasonal products consist of BRP products that are mostly used in specific seasons. These products include snowmobiles, which are mainly used during the winter season with sales to dealers concentrated in the months of September to January, as well as PWC and Sea-Doo pontoons, which are mainly used during the summer season, with sales to dealers concentrated in the months of January to April. All these products leverage BRP’s Rotax engines. PA&A, OEM Engines and Others consist of parts, accessories, and apparel (referred to as “PA&A”), Rotax engines for karts, recreational aircraft and jet boats, as well as other products and services.

The following table shows the percentage of total revenues by category:

Proportion of Total Revenues (in percentages)	Three-month periods ended		Twelve-month periods ended
	January 31, 2026	January 31, 2025	January 31, 2026	January 31, 2025	January 31, 2024

Year-Round Products	53.6%	53.3%	56.9%	54.5%	53.2%

Seasonal Products	32.4%	32.0%	27.1%	30.0%	33.9%

PA&A, OEM Engines and Others	14.0%	14.7%	16.0%	15.5%	12.9%

Total Revenues [1]	100.0%	100.0%	100.0%	100.0%	100.0%

[1] Figures are on a continuing basis and prior periods reclassified accordingly.

BRP Inc.	Management’s Discussion and Analysis	6

Factors Affecting the Company’s Results of Operations

Revenues and Sales Program Costs

The Company’s revenues are primarily derived from the wholesale activities to dealers and distributors of the Company’s manufactured vehicles, including Year-Round Products, Seasonal Products, and PA&A, OEM Engines and Others. Revenue recognition normally occurs when products are shipped to dealers or distributors from the Company’s facilities.

In order to support the wholesale activities of the Company and the retail activities of dealers and distributors, the Company may provide support in the form of various sales programs consisting of cash and non-cash incentives. The cash incentives consist mainly of rebates and volume discounts given to dealers and distributors, free or extended coverage period under dealer and distributor inventory financing programs, and retail financing programs. The cost of these cash incentives is recorded as a reduction of revenues. The non-cash incentives mainly consist of extended warranty coverage or free PA&A. When an extended warranty coverage is given with the purchase of a product, a portion of the revenue recognized upon the sale of that product is deferred and recognized during the extended warranty coverage period. The cost of the free PA&A is recorded in cost of sales.

The support provided to dealers, distributors and consumers tends to increase when general economic conditions are difficult, when changing market conditions require the launch of new or more competitive programs, or when dealer and distributor inventory is above appropriate levels.

Under dealer and distributor inventory financing arrangements, the Company could be required to purchase repossessed new and unused products in certain cases of default by dealers or distributors. The cost of repossession tends to increase when dealers or distributors are facing challenging and prolonged difficult retail conditions and when their non-current inventory level is high. During the current fiscal year and previous fiscal year, the Company did not experience significant repossessions under its dealer and distributor inventory financing arrangements. Refer to the “Off-Balance Sheet Arrangements” section of this MD&A for more information on dealer and distributor inventory financing arrangements.

Commodity Costs

Approximately 75% of the Company’s cost of sales consists of material used in the manufacturing process. Therefore, the Company is exposed to the fluctuation of prices of certain raw materials such as aluminum, steel, plastic, resins, stainless steel, copper, rubber and certain rare earth metals. Additionally, the Company is exposed to fuel price fluctuations related to its procurement and distribution activities. The Company does not hedge its long-term exposure to such price fluctuations. Therefore, an increase in commodity prices could negatively impact the Company’s operating results if it is not able to transfer these cost increases to dealers, distributors or consumers.

BRP Inc.	Management’s Discussion and Analysis	7

Warranty Costs

The Company’s regular warranty generally covers periods ranging from twelve months to three years for most products. In certain circumstances, the Company provides extended warranty coverage as a result of sales programs, under certain commercial accounts, or as required by local regulations. During the warranty period, the Company reimburses dealers and distributors for the entire cost of repair or replacement performed on the products (mainly composed of parts or accessories provided by the Company and labour costs incurred by dealers or distributors). In addition, the Company sells in the normal course of business and provides under certain sales programs extended product warranties.

During its product development process, the Company ensures that high quality standards are maintained at each development stage of a new product. This includes the development of detailed product specifications, the evaluation of the quality of the supply chain and the manufacturing methods and detailed testing requirements over the development stage of the products. Additionally, product quality is ensured by quality inspections during and after the manufacturing process.

The Company records a regular warranty provision when products are sold. Management believes that, based on available information, the Company has adequate provisions to cover any future warranty claims on products sold. However, future claim amounts can differ significantly from provisions that are recorded in the consolidated statements of financial position. For extended warranty, the claims are recorded in cost of sales as incurred.

Foreign Exchange

The Company’s revenues are reported in Canadian dollars but are mostly generated in U.S. dollars, Canadian dollars and euros. The Company’s revenues reported in Canadian dollars are to a lesser extent exposed to foreign exchange fluctuations with the Australian dollar, Brazilian real, Swedish krona, Norwegian krone, British pound, New Zealand dollar, Mexican peso and Chinese yuan. The costs incurred by the Company are mainly denominated in Canadian dollars, U.S. dollars and euros and, to a lesser extent in Mexican pesos. Therefore, recorded revenues, gross profit and operating income in Canadian dollars are exposed to foreign exchange fluctuations. The Company’s facilities are located in different countries, which helps mitigate some of its foreign currency exposure.

As of January 31, 2026, the Company had an outstanding balance of U.S. $1,725.2 million ($2,339.0 million) under its U.S. $1,765.0 million ($2,393.0 million) term facility agreement (the “Term Facility”), which results in a gain or loss in net income when the U.S. dollar/Canadian dollar exchange rate at the end of the period varies from the opening period rate. Additionally, the Company’s interest expense on the Term Facility is exposed to U.S. dollar/Canadian dollar exchange rate fluctuations. The Company does not currently hedge the U.S. dollar/Canadian dollar exchange rate fluctuation exposures related to its Term Facility, and therefore, an increase in the value of the U.S. dollar against the Canadian dollar could negatively impact the Company’s net income.

For further detail relating to the Company’s exposure to foreign currency fluctuations, see “Financial Instruments – Foreign Exchange Risk” section of this MD&A.

BRP Inc.	Management’s Discussion and Analysis	8

Net Financing Costs (Financing Costs less Financing Income)

Net financing costs are incurred principally on long-term debt, defined benefit pension plan liabilities and revolving credit facility. As at January 31, 2026, the Company’s long-term debt of $2,442.3 million was mainly comprised of the Term Facility, which includes Term Loans B-2 and B-3, the currently outstanding tranches of which both bear interest at Term SOFR plus 2.25%. The Company entered into interest rate cap contracts, which limit its exposure to interest rates increases.

Income Taxes

The Company is subject to federal, state and provincial income taxes in jurisdictions in which it conducts business. The Canadian income tax statutory rate was 26.5% for the three- and twelve-month periods ended January 31, 2026. However, the Company’s effective consolidated tax rate is influenced by various factors, including the mix of accounting profits or losses before income tax among tax jurisdictions in which it operates and the foreign exchange gain or loss on the Term Facility. The Company expects to pay cash taxes in all tax jurisdictions for Fiscal 2026, except in the United States.

Seasonality

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale sales of the Company’s products are highest in the period immediately preceding their respective season and during the said season of use. However, the mix of product sales may vary considerably, from time to time, as a result of changes in seasonal and geographic demand, the introduction of new products and models, and production scheduling for particular types of products. As a result, the Company’s financial results are likely to fluctuate significantly from period to period.

BRP Inc.	Management’s Discussion and Analysis	9

Executive Summary

During the three-month period ended January 31, 2026, the Company delivered double-digit revenue growth compared to the same period last year. The increase in revenues was primarily due to a favourable ORV product mix driven by the introduction of new models and features, as well as higher shipments in this product category. Revenue growth also resulted from higher PWC shipments compared to the same period last year, which had been impacted by network inventory reduction. Gross profit and gross profit margin increased compared to last year, driven by the favourable impacts of volume and pricing net of sales programs, which were partially offset by the impacts of global tariffs mainly on PA&A, provisions related to EV products, increased warranty expenses and higher incentive compensation costs. The provisions related to EV products represented an unfavourable impact of $28.5 million or 116 bps on gross profit and gross profit margin respectively. Additionally, the Company recorded an impairment charge of $229.8 million on the EV assets and light mobility CGU, reflecting the challenges in the EV industry and the dynamics within the light mobility market.

The Company’s North American retail sales were up 12% for the three-month period ended January 31, 2026 compared to the same period last year. The increase in retail sales is driven by stronger Snowmobile industry volumes compared to last year, which had been affected by late snowfalls, and by market share gains in ORV and Snowmobile.

Financial Highlights

(in millions of Canadian dollars, except per share data and margin)	Three-month periods ended				Twelve-month periods ended
	January 31, 2026	January 31, 2025	Variance ($)	Variance (%)	January 31, 2026	January 31, 2025	Variance ($)	Variance (%)
Income Statement [2]

Total Revenues	$2,457.3	$2,118.3	$339.0	16.0%	$8,442.7	$7,902.9	$539.8	6.8%

Gross Profit	553.6	421.8	131.8	31.2%	1,887.3	1,777.9	109.4	6.2%

Gross Profit Margin (%)	22.5%	19.9%	N/A	260bps	22.4%	22.5%	N/A	(10bps)

Operating Income	12.5	104.1	(91.6)	(88.0%)	399.4	554.3	(154.9)	(27.9%)

Normalized EBITDA [1]	363.8	247.0	116.8	47.3%	1,103.4	1,057.8	45.6	4.3%

Net Income (Loss)	45.8	(50.5)	96.3	190.7%	340.4	64.6	275.8	426.9%

Normalized Net Income [1]	163.3	76.8	86.5	112.6%	382.5	362.3	20.2	5.6%

Diluted EPS	0.63	(0.68)	1.31	192.6%	4.64	0.86	3.78	439.5%

Normalized Diluted EPS [1]	2.21	1.05	1.16	110.5%	5.21	4.86	0.35	7.2%

Net Income (Loss) from Discontinued Operations	1.1	(169.1)	170.2	100.7%	(51.1)	(277.6)	226.5	81.6%

[1] See “Non-IFRS Measures” section.

[2] Unless otherwise indicated, figures are on a continuing basis and prior periods are reclassified accordingly.

BRP Inc.	Management’s Discussion and Analysis	10

Retail Performance & Market Statistics

North American retail sales - for the Fourth Quarter of Fiscal 2026

The Company’s North American retail sales increased by 12% for the three-month period ended January 31, 2026 compared to the same period last year. The increase in retail sales is driven by stronger Snowmobile industry volumes compared to last year, which had been affected by late snowfalls, and by market share gains in ORV and Snowmobile.

●

North American Year-Round Products retail sales increased on a percentage basis in the high-single digits compared to the three-month period ended January 31, 2025. The Year-Round Products industry sales were flat over the same period.

●

North American Seasonal Products retail sales increased on a percentage basis in the mid-teens range compared to the three-month period ended January 31, 2025. The Seasonal Products industry sales increased on a percentage basis in the high-single digits over the same period.

North American retail sales - for the twelve-month period ended January 31, 2026

The Company’s North American retail sales were flat for the twelve-month period ended January 31, 2026 compared to the same period last year. ORV retail sales were flat, while PWC and 3WV retail sales declined due to softer industries. This decrease was offset by higher Snowmobile retail sales, driven by the solid end-of last season and stronger industry volumes this season, both influenced by the timing of last winter’s snowfall.

●

North American Year-Round Products retail sales decreased on a percentage basis in the low-single digits compared to the twelve-month period ended January 31, 2025. The Year-Round Products industry sales decreased on a percentage basis in the low-single digits over the same period.

●

North American Seasonal Products retail sales were on a percentage basis flat compared to the twelve-month period ended January 31, 2025. The Seasonal Products industry sales decreased on a percentage basis in the low-single digits over the same period.

North American network inventories

As at January 31, 2026, the Company’s North American network inventories decreased by 17% compared to January 31, 2025. The decrease is explained by lower inventory across most products, in line with the Company’s focus on reducing network inventory since the end of Fiscal 2024.

BRP Inc.	Management’s Discussion and Analysis	11

Results of Operations

Analysis of Results for the Fourth Quarter of Fiscal 2026

The following section provides an overview of the financial performance of the Company for the three-month period ended January 31, 2026 compared to the same period ended January 31, 2025:

(in millions of Canadian dollars, except margin data)	Three-month periods ended
	January 31, 2026	January 31, 2025	Variance ($)	Variance (%)

Income Statement [1]

Revenues

Year-Round Products	$1,317.2	$1,128.0	189.2	16.8%

Seasonal Products	796.4	677.6	118.8	17.5%

PA&A, OEM Engines and Others	343.7	312.7	31.0	9.9%

Total Revenues	2,457.3	2,118.3	339.0	16.0%

Gross Profit	553.6	421.8	131.8	31.2%

Gross Profit Margin (%)	22.5%	19.9%	N/A	260bps

Operating Expenses [2]	541.1	317.7	223.4	70.3%

Normalized EBITDA [3]	363.8	247.0	116.8	47.3%

Net Financing Costs	44.0	47.5	(3.5)	(7.4%)

Income Taxes	1.4	5.7	(4.3)	(75.4%)

Net Income (Loss)	45.8	(50.5)	96.3	190.7%

Normalized Net Income [3]	163.3	76.8	86.5	112.6%

Net Income (Loss) from Discontinued Operations	1.1	(169.1)	170.2	100.7%

[1] Unless otherwise indicated, figures are on a continuing basis and prior periods reclassified accordingly.

[2] Includes the impairment charges taken on the EV assets and light mobility CGU.

[3] See “Non-IFRS Measures” section.

Revenues

Year-Round Products

The increase in revenues from Year-Round Products was primarily attributable to a favourable product mix and to a higher volume of units sold in ORV driven by the introduction of new models and features. The increase was also attributable to favourable pricing net of sales programs across most product lines, partially offset by lower volume of units sold in 3WV. The increase includes a favourable foreign exchange rate variation of $8 million.

Seasonal Products

The increase in revenues from Seasonal Products was primarily attributable to a higher volume of units sold in PWC compared to the same period last year, which had been impacted by network inventory reduction. The increase was also attributable to a higher volume of units sold and favourable product mix in Snowmobile, as well as favourable pricing net of sales programs across most product lines. The increase was partially offset by a lower volume of units sold in Pontoon. The increase includes a favourable foreign exchange rate variation of $7 million.

PA&A, OEM Engines and Others

The increase in revenues from PA&A, OEM Engines and Others was primarily attributable to a higher volume of PA&A sold and favourable pricing net of sales programs, partially offset by unfavourable product mix in OEM Engines. The increase also includes a favourable foreign exchange rate variation of $3 million.

Gross Profit

Gross profit and gross profit margin increased compared to last year, driven by the favourable impacts of volume and pricing net of sales programs, which were partially offset by the impacts of global tariffs mainly on PA&A, provisions related to EV products, increased warranty expenses and higher incentive compensation costs. The increase in gross profit includes a favourable foreign exchange rate variation of $14 million.

BRP Inc.	Management’s Discussion and Analysis	12

Operating Expenses

The following table provides a breakdown of the Company’s Operating Expenses for the three-month period ended January 31, 2026 compared to the three-month period ended January 31, 2025:

(in millions of Canadian dollars)	Three-month periods ended
	January 31, 2026	January 31, 2025	Variance ($)	Variance (%)

Selling and marketing	$119.3	$109.5	$9.8	8.9%

Research and development	123.2	107.9	15.3	14.2%

General and administrative	97.4	75.1	22.3	29.7%

Other operating expenses (income)	(28.6)	25.2	(53.8)	(213.5%)

Impairment charge	229.8	—	229.8	N/A

Operating Expenses [1]	$541.1	$317.7	$223.4	70.3%

 [1] Unless otherwise indicated, figures are on a continuing basis and prior periods reclassified accordingly.

The increase in operating expenses was mainly attributable to the impairment charges taken on the EV assets and light mobility CGU, as well as higher incentive compensation costs. The increase was partially offset by the reversal of the non-controlling interest liability during the three-month period ended January 31, 2026. The increase in operating expenses includes an unfavourable foreign exchange rate variation of $2 million.

Normalized EBITDA [1]

The increase in normalized EBITDA [1] was primarily due to higher gross profit, partially offset by increased operating expenses.

Net Financing Costs

The decrease in net financing costs was not material.

Income Taxes

The decrease in income tax expense was due to a lower operating income mainly driven by deductible impairment charges, by the effect of the foreign currency translation related to property, plant and equipment from Mexican operations and from the favourable mix of accounting profits and losses between tax jurisdictions. The effective income tax rate amounted to 3.0% for the three-month period ended January 31, 2026 compared to (12.7)% for the three-month period ended January 31, 2025. The increase in the effective income tax rate resulted from the tax and accounting treatment related to the non-deductible impairment charges, partially offset by the tax and accounting treatment of the foreign exchange loss (gain) on the Term Facility applied on a lower income before income taxes.

Net Income (Loss)

The increase in net income was primarily due to a favourable foreign exchange rate variation on the U.S. denominated long-term debt, higher gross profit, partially offset by increased operating expenses due to the impairment charges taken on the EV assets and light mobility CGU.

Normalized Net Income [1]

The increase in normalized net income [1] was primarily due to higher gross profit, partially offset by increased operating expenses.

Net Income (Loss) from Discontinued Operations

The increase in net income was primarily due to the impairment charges recorded on the Marine businesses’ assets held for sale during the three-month period ended January 31, 2025, as well as the closing of the sales of Alumacraft’s and Manitou’s assets during the three-month periods ended July 31, 2025 and October 31, 2025 respectively.

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	13

Geographical Trends for the Fourth Quarter of Fiscal 2026

Revenues

Revenues by geography	Three-month periods ended		Variance ($)	Variance (%)
(in millions of Canadian dollars)	January 31, 2026	January 31, 2025

Revenues [1] ($)

United States	$1,331.4	$1,176.4	$155.0	13.2%

Canada	403.8	255.3	148.5	58.2%

International	722.1	686.6	35.5	5.2%

Total Revenues ($)	2,457.3	2,118.3

Revenues (%)

United States	54.2%	55.5%	N/A	(130bps)

Canada	16.4%	12.1%	N/A	430bps

International	29.4%	32.4%	N/A	(300bps)

Total Revenues (%)	100.0%	100.0%

[1] Unless otherwise indicated, figures are on a continuing basis and prior periods reclassified accordingly.

United States

The increase in revenues from the United States was primarily due to favourable product mix, a higher volume of shipments, and lower sales programs across most product lines, as well as favourable pricing across all product lines. The increase was partly offset by a lower volume of shipments in Snowmobile, Pontoon and 3WV, as well as higher sales programs in PWC. The increase includes an unfavourable foreign exchange rate variation of $11 million.

Canada

The increase in revenues from Canada was primarily due to a higher volume of shipments, favourable product mix, lower sales programs and favourable pricing across most product lines.

International

The increase in revenues from International was primarily due to a favourable product mix across most product lines and favourable pricing across all product lines. The increase was partially offset by a lower volume of units sold across most product lines. The increase includes a favourable foreign exchange rate variation of $29 million.

BRP Inc.	Management’s Discussion and Analysis	14

Analysis of Results for the twelve-month period ended January 31, 2026

The following section provides an overview of the Company’s financial performance for the twelve-month period ended January 31, 2026 compared to the same period ended January 31, 2025.

(in millions of Canadian dollars, except margin data)	Twelve-month periods ended		Variance ($)	Variance (%)
	January 31, 2026	January 31, 2025

Income Statement [1]

Revenues

Year-Round Products	$4,802.4	$4,307.2	$495.2	11.5%

Seasonal Products	2,291.5	2,370.4	(78.9)	(3.3%)

PA&A, OEM Engines and Others	1,348.8	1,225.3	123.5	10.1%

Total Revenues	8,442.7	7,902.9	539.8	6.8%

Gross Profit	1,887.3	1,777.9	109.4	6.2%

Gross Profit Margin (%)	22.4%	22.5%	N/A	(10bps )

Operating Expenses [2]	1,487.9	1,223.6	264.3	21.6%

Normalized EBITDA [3]	1,103.4	1,057.8	45.6	4.3%

Net Financing Costs	200.9	190.2	10.7	5.6%

Income Taxes	25.1	90.4	(65.3)	(72.2%)

Net Income	340.4	64.6	275.8	426.9%

Normalized Net Income [3]	382.5	362.3	20.2	5.6%

Net Loss from Discontinued Operations	(51.1)	(277.6)	226.5	81.6%

 [1] Unless otherwise indicated, figures are on a continuing basis and prior periods are reclassified accordingly.

 [2] Includes the impairment charges taken on the EV assets and light mobility CGU.

 [3] See “Non-IFRS Measures” section.

Revenues

Year-Round Products

The increase in revenues from Year-Round Products was primarily attributable to a favourable product mix and to a higher volume of units sold in ORV, as well as favourable pricing net of sales programs across most product lines. The increase was partially offset by a lower volume of units sold and unfavourable product mix in 3WV. The increase includes a favourable foreign exchange rate variation of $49 million.

Seasonal Products

The decrease in revenues from Seasonal Products was primarily attributable to a lower volume of units sold across all product lines and higher sales programs across most product lines. The decrease was partially offset by favourable product mix and favourable pricing on all product lines. The decrease includes a favourable foreign exchange rate variation of $28 million.

PA&A, OEM Engines and Others

The increase in revenues from PA&A, OEM Engines and Others was primarily attributable to a higher volume of PA&A sold, as well as favourable pricing across most product lines. The increase was partially offset by a lower volume of Marine PA&A and OEM Engines sold. The increase includes a favourable foreign exchange rate variation of $26 million.

Gross Profit

The increase in gross profit was the result of favourable pricing and lower sales programs, as well as distribution and production cost efficiencies. The increase was partially offset by the unfavourable impacts of global tariffs mainly on PA&A, provisions related to EV products and higher incentive compensation costs. The increase in gross profit includes a favourable foreign exchange rate variation of $8 million.

BRP Inc.	Management’s Discussion and Analysis	15

Operating Expenses

The following table provides a breakdown of the Company’s Operating Expenses for the twelve-month period ended January 31, 2026 compared to the twelve-month period ended January 31, 2025:

(in millions of Canadian dollars)	Twelve-month periods ended		Variance ($)	Variance (%)
	January 31, 2026	January 31, 2025

Selling and marketing	$463.0	$439.8	$23.2	5.3%

Research and development	434.7	391.1	43.6	11.1%

General and administrative	373.1	315.4	57.7	18.3%

Other operating expenses (income)	(12.7)	67.9	(80.6)	(118.7%)

Impairment charge	229.8	9.4	220.4	2344.7%

Operating Expenses [1]	$1,487.9	$1,223.6	$264.3	21.6%

  [1] Unless otherwise indicated, figures are on a continuing basis and prior periods are reclassified accordingly.

The increase in operating expenses was mainly attributable to the impairment charges taken on the EV assets and light mobility CGU, as well as higher incentive compensation costs. The increase was partially offset by the reversal of the non-controlling interest liability during the twelve-month period ended January 31, 2026, as well as by higher restructuring and reorganization costs during the twelve-month period ended January 31, 2025. The increase in operating expenses includes an unfavourable foreign exchange rate variation of $30 million.

Normalized EBITDA [1]

The increase in Normalized EBITDA [1] was primarily due to higher gross profit, partially offset by increased operating expenses.

Net Financing Costs

The increase in net financing costs was primarily due to the one-time charges related to the amendment of the Company’s Term Facility that occurred during the twelve-month period ended January 31, 2026.

Income Taxes

The decrease in income tax expense was due to a lower operating income mainly driven by deductible impairment charges, by the effect of the foreign currency translation related to property, plant and equipment from Mexican operations, and by higher benefits related to tax incentives. The effective income tax rate amounted to 6.9% for the twelve-month period ended January 31, 2026 compared to 58.3% for the twelve-month period ended January 31, 2025. The decrease resulted primarily from the tax and accounting treatment of the foreign exchange loss (gain) on the Term Facility, the impact arising from the foreign currency translation and from higher benefits related to tax incentives. The decrease in the effective income tax rate is partially offset by the tax and accounting treatment related to the non-deductible impairment charges.

Net Income

The increase in net income was primarily due to a favourable foreign exchange rate variation on the U.S. denominated long-term debt and to a lower income tax expense. The increase was partially offset by lower operating income and higher net financing costs.

Normalized Net Income [1]

The increase in normalized net income [1] was primarily due to higher gross profit, partially offset by increased operating expenses.

Net Loss from Discontinued Operations

The decrease in net loss was primarily due to the impairment charges recorded on the Marine businesses’ assets held for sale during the three-month period ended January 31, 2025, as well as the closing of the sales of Alumacraft’s and Manitou’s assets during the three-month periods ended July 31, 2025 and October 31, 2025 respectively.

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	16

Geographical Trends for the twelve-month period ended January 31, 2026

Revenues

Revenues by geography (in millions of Canadian dollars)	Twelve-month periods ended		Variance ($)	Variance (%)
	January 31, 2026	January 31, 2025

Revenues [1] ($)

United States	$4,698.5	$4,566.1	$132.4	2.9%

Canada	1,259.3	1,109.0	150.3	13.6%

International	2,484.9	2,227.8	257.1	11.5%

Total Revenues ($)	$8,442.7	$7,902.9

Revenues (%)

United States	55.7%	57.8%	N/A	(210bps)

Canada	14.9%	14.0%	N/A	90bps

International	29.4%	28.2%	N/A	120bps

Total Revenues (%)	100.0%	100.0%

[1] Unless otherwise indicated, figures are on a continuing basis and prior periods are reclassified accordingly.

United States

The increase in revenues from the United States was primarily due to a favourable product mix across most product lines, a higher volume of shipments in ATV, SSV and PA&A, as well as favourable pricing across all product lines. The increase was partially offset by a lower volume of shipments and higher sales program across most product lines. The increase includes a favourable foreign exchange rate variation of $34 million.

Canada

The increase in revenues from Canada was primarily due to a higher volume of shipments, favourable product mix and lower sales programs across most product lines, as well as favourable pricing across all product lines. The increase was offset by a lower volume of shipments in 3WV, Pontoon and PWC, as well as higher sales programs in Snowmobile.

International

The increase in revenues from International was primarily due to a favourable product mix and lower sales programs across most product lines, as well as higher volume of shipments in ATV and PWC and favourable pricing across all product lines. The increase was partially offset by a lower volume of shipments across most product lines. The increase includes a favourable foreign exchange rate variation of $69 million.

BRP Inc.	Management’s Discussion and Analysis	17

Discontinued Operations

On October 17, 2024, the Company announced that it had initiated a process for the sale of its Marine businesses namely Alumacraft, Manitou, Telwater and Marine PA&A.

Telwater, Manitou, and Alumacraft

During the three-month period ended April 30, 2025, the Company announced a definitive agreement to sell 100% of the outstanding shares of Telwater Pty, Ltd. to Yamaha Motor Australia Pty, Ltd. On December 18, 2025, the Company acknowledged the Australian Competition and Consumer Commission’s decision to oppose the proposed sale of Telwater to Yamaha Motor Australia Pty Ltd., a subsidiary of Yamaha Motor Co., Ltd. The Company will continue to pursue potential buyers, keeping Telwater under the sale process.

During the three-month periods ended July 31, 2025 and October 31, 2025, the Company closed the sales of Alumacraft’s and Manitou’s assets, respectively, for a combined consideration totaling $17.9 million U.S. dollars ($23.7 million). Following the sale of these businesses’ assets, certain product-related and other provisions, as well as lease liabilities, are no longer classified as held for sale and have been reclassified, as the Company retained these obligations.

As at January 31, 2026, Telwater is presented as discontinued operations and the associated assets and liabilities as held for sale, while Alumacraft and Manitou are also presented as discontinued operations, but the associated assets and liabilities, which consisted mainly of property, plant and equipment, and inventory have been disposed of.

Marine parts, accessories, and apparel

During the three-month period ended April 30, 2025, the Company decided that its Marine PA&A business was no longer for sale. Following this decision, Marine PA&A business is presented as continued operations and the associated assets and liabilities are no longer held for sale as at January 31, 2026. Prior periods have been reclassified accordingly.

BRP Inc.	Management’s Discussion and Analysis	18

The net loss and comprehensive loss from discontinued operations, as presented in Note 32 of the audited consolidated financial statements, are as follows:

	Twelve-month periods ended

(in millions of Canadian dollars)	January 31, 2026	January 31, 2025

Revenues	$155.2	$164.3

Cost of sales	177.6	265.6
Gross profit (loss)	(22.4)	(101.3)

Operating expenses

Selling and marketing	10.8	26.9

Research and development	9.0	21.8

General and administrative	7.8	24.9

Other operating expenses	8.5	10.0

Impairment charge	8.4	183.9
Total operating expenses	44.5	267.5

Operating income (loss)	(66.9)	(368.8)

Financing costs	0.1	0.2

Income (loss) before income taxes	(67.0)	(369.0)

Income tax expense (recovery)	(15.9)	(91.4)
Net income (loss) from discontinued operations	$(51.1)	$(277.6)

	Twelve-month periods ended

(in millions of Canadian dollars)	January 31, 2026	January 31, 2025
Net loss from discontinued operations [1]	$(51.1)	$(277.6)

Net changes in unrealized gain on translation of foreign operations	20.9	3.0
Total comprehensive loss from discontinued operations [1]	$(30.2)	$(274.6)

[1] Nil amount of net loss and comprehensive loss are attributable to non-controlling interest.

BRP Inc.	Management’s Discussion and Analysis	19

As at January 31, 2026, the carrying amount of assets and liabilities presented as held for sale is as follows:

(in millions of Canadian dollars)	January 31, 2026	January 31, 2025

Inventories	$13.6	$66.6

Property, plant and equipment	69.4	98.5

Intangible assets	38.7	36.9

Deferred tax assets	—	80.6

Other assets	4.4	10.1
Assets classified as held for sale	$126.1	$292.7

Trade payables and accruals	8.8	22.5

Provisions	6.9	42.6

Deferred tax liabilities	8.7	—

Other liabilities	2.4	18.1
Liabilities associated to assets classified as held for sale	$26.8	$83.2

Assets net of liabilities held for sale	$99.3	$209.5

The net cash flows from discontinued operations are as follows:

	Twelve-month periods ended

(in millions of Canadian dollars)	January 31, 2026	January 31, 2025
Net cash flows used in operating activities	$(54.5)	$(150.3)

Net cash flows from (used in) investing activities	20.5	(21.7)

Net cash flows from financing activities	34.4	179.2
Net cash flows from discontinued operations	$0.4	$7.2

BRP Inc.	Management’s Discussion and Analysis	20

Assessment of the Company’s performance against its Fiscal 2026 guidance

On August 29, 2025, the Company issued its full annual guidance for the year ending January 31, 2026. The guidance was revised quarterly, with the Company’s final guidance being issued on December 4, 2025, to adjust the revenues, the normalized EBITDA [1], the normalized diluted EPS [1] and the net income. The following table provides a comparison of the Company’s performance reported for the year ended January 31, 2026, against the issued and revised guidance for this year:

	As issued on August 29, 2025	As revised on December 4, 2025	Results for Fiscal 2026
Revenues	$8.2 billion to $8.3 billion	Approximately $8.3 billion	$8.4 billion	Slightly above
Normalized EBITDA [1]	$1,040 million to $1,090 million	Approximately $1,100 million	$1,103 million	As expected
Normalized diluted EPS [1]	$4.25 to $4.75	Approximately $5.00	$5.21	Above [2]
Net income	$430 million to $470 million	Approximately $440 million	$340.4 million	Below [3]

[1] See “Non-IFRS Measures” section.

[2] Mainly attributable to a favourable income tax rate.

[3] Mainly attributable to the impairment charges taken on the EV assets and light mobility CGU.

BRP Inc.	Management’s Discussion and Analysis	21

Foreign Exchange

The key average exchange rates used to translate foreign-denominated revenues and expenses, excluding any effect of the Company’s hedging program for the three- and twelve-month periods ended January 31, 2026, were as follows:

	Three-month periods ended		Twelve-month periods ended
	January 31, 2026	January 31, 2025	January 31, 2026	January 31, 2025
U.S. dollars (CA$/US$)	1.3880	1.4191	1.3928	1.3778
Euro (CA$/€)	1.6194	1.4882	1.5887	1.4841

The key period-end exchange rates used to translate foreign-denominated assets and liabilities were as follows:

	January 31, 2026	January 31, 2025
U.S. dollars (CA$/US$)	1.3558	1.4463
Euro (CA$/€)	1.6114	1.5042

When comparing the operating income and the income before income tax for the three- and twelve-month periods ended January 31, 2026, the impacts of foreign exchange fluctuations were as follows:

(in millions of Canadian dollars)	Foreign exchange (gain) loss
	Three-month period	Twelve-month period
Revenues	$(17.9)	$(103.3)
Cost of sales	4.2	95.2
Impact of foreign exchange fluctuations on gross profit	(13.7)	(8.1)
Operating expenses	2.1	30.4
Impact of foreign exchange fluctuations on operating income	(11.6)	22.3
Long-term debt	(180.1)	(376.1)
Net financing costs	1.6	(0.3)
Impact of foreign exchange fluctuations on income before income taxes	$(190.1)	$(354.1)

BRP Inc.	Management’s Discussion and Analysis	22

Liquidity and Capital Resources

Liquidity

The Company’s primary sources of cash consist of existing cash balances, operating activities and available borrowings under the Revolving Credit Facility, Term Facility, Term Loans and Bank Overdraft.

The Company’s primary use of cash is to fund operations, working capital requirements and capital expenditures in connection with product development and manufacturing infrastructure. The fluctuation of working capital requirements is primarily due to the seasonality of the Company’s production schedule and product shipments.

A summary of consolidated net cash flows by activity for the twelve-month periods ended January 31, 2026 and 2025 is presented below:

	Twelve-month periods ended

(in millions of Canadian dollars)	January 31, 2026	January 31, 2025
Net cash flows generated from operating activities	$1,212.5	$688.2

Net cash flows used in investing activities	(318.4)	(425.5)

Net cash flows used in financing activities	(662.5)	(553.1)

Effect of exchange rate changes on cash and cash equivalents	16.2	(21.4)
Net increase (decrease) in cash and cash equivalents	247.8	(311.8)

Cash and cash equivalents at beginning of period	180.0	491.8
Cash and cash equivalents at end of period	$427.8	$180.0

Free cash flow [1]	$871.3	$261.8

As presented in the audited consolidated financial statements, the cash flow will be analyzed on a consolidated basis.

Net Cash Flows Generated from Operating Activities

A summary of consolidated cash flows from operating activities for the twelve-month periods ended January 31, 2026 and 2025 is presented below:

	Twelve-month periods ended

(in millions of Canadian dollars)	January 31, 2026	January 31, 2025
Net income (loss)	$289.3	$(213.0)

Non-cash and non-operating items	778.9	986.3

Changes in working capital	229.5	62.2

Income taxes paid, net of refunds	(85.2)	(147.3)
Net cash flows generated from operating activities	$1,212.5	$688.2

Net cash flows generated from operating activities totalled $1,212.5 million for the twelve-month period ended January 31, 2026 compared to $688.2 million for the twelve-month period ended January 31, 2025. The $524.3 million increase in net cash flows generated was mainly due to favourable changes in working capital, higher profitability and lower income taxes paid. The favourable changes in working capital were the result of increased trade payables and accruals due to higher average payment terms, as well as decreased trade and other receivables. The favourable changes in working capital were partially offset by a smaller decrease in inventories and unfavourable changes in provisions.

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	23

Net Cash Flows Used in Investing Activities

A summary of consolidated cash flows used in investing activities for the twelve-month periods ended January 31, 2026 and 2025 is presented below:

	Twelve-month periods ended

(in millions of Canadian dollars)	January 31, 2026	January 31, 2025

Additions to property, plant and equipment	$(297.7)	$(396.6)

Additions to intangible assets	(43.5)	(29.8)

Other	22.8	0.9
Net cash flows used in investing activities	$(318.4)	$(425.5)

Net cash flows used in investing activities totalled $318.4 million for the twelve-month period ended January 31, 2026 compared to $425.5 million for the twelve-month period ended January 31, 2025. The $107.1 million decrease in net cash flows used was mostly explained by lower investments in property, plant and equipment compared to the same period last year, and the closing of the sales of Alumacraft’s and Manitou’s assets.

Net Cash Flows Used in Financing Activities

A summary of consolidated cash flows used in financing activities for the twelve-month periods ended January 31, 2026 and 2025 is presented below:

	Twelve-month periods ended

(in millions of Canadian dollars)	January 31, 2026	January 31, 2025

Repurchase of subordinate voting shares	$(50.3)	$(215.1)

Dividends paid	(62.9)	(61.9)

Repayment of long-term debt	(336.4)	(59.7)

Interest paid	(176.5)	(177.8)

Issuance of long-term debt	0.7	3.6

Repayment of lease liabilities	(60.3)	(52.4)

Other	23.2	10.2
Net cash flows used in financing activities	$(662.5)	$(553.1)

Net cash flows used in financing activities totalled $662.5 million for the twelve-month period ended January 31, 2026 compared to $553.1 million for the twelve-month period ended January 31, 2025. The $109.4 million increase in net cash flows used was mainly attributable to the U.S. $200.7 million repayment concurrent to the amendment of the Company’s Term Facility. The increase was partially offset by a decrease in repurchases of subordinate voting shares during the twelve-month period ended January 31, 2026.

BRP Inc.	Management’s Discussion and Analysis	24

Contractual Obligations

The following table summarizes the Company’s significant contractual obligations as at January 31, 2026:

(in millions of Canadian dollars)	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount

Trade payables and accruals	$1,515.2	$—	$—	$—	$1,515.2

Long-term debt (including interest)	190.0	373.5	933.1	1,588.9	3,085.5

Lease liabilities (including interest)	60.4	83.2	53.8	61.4	258.8

Derivative financial instruments	11.2	1.6	—	—	12.8

Other financial liabilities	62.1	21.7	13.7	35.0	132.5

Other liabilities	26.7	19.1	—	—	45.8

Total	$1,865.6	$499.1	$1,000.6	$1,685.3	$5,050.6

The Company enters into purchasing agreements with suppliers related to material used in production. These agreements are usually entered into before production begins and may specify a fixed or variable quantity of material to be purchased. Due to the uncertainty as to the amount and pricing of material that may be purchased, the Company is not able to determine with precision its commitments in connection with these supply agreements.

Management believes that the Company’s operating activities and available financing capacity will provide adequate sources of liquidity to meet its short-term and long-term needs.

BRP Inc.	Management’s Discussion and Analysis	25

Capital Resources

Revolving Credit Facility

The Company has a Revolving Credit Facility totaling $1,500.0 million, which can also be drawn in U.S dollar or Euro equivalent. As at January 31, 2026, the Company had no outstanding amount drawn on the Revolving Credit Facility (nil as at January 31, 2025). Commitment fees on the undrawn amount of the Revolving Credit Facility, varying from 0.25% to 0.40%, were 0.25%.

The applicable interest rates are subject to a customary credit spread adjustment ranging from 0.45% to 3.00%, which varies depending on a Leverage Ratio. Based on the Leverage Ratio, the cost of borrowing as at January 31, 2026, in Canadian dollars, was either the CORRA plus 1.70% or the Canadian Prime Rate plus 0.70%. In U.S. dollars, it was either the SOFR plus 1.70%, the U.S. Base Rate plus 0.70% or the U.S. Prime Rate plus 0.70%. In Euros, it was the EURIBOR plus 1.70%.

The Company is required to maintain, under certain conditions, a minimum fixed charge coverage ratio. Additionally, the total available borrowing under the Revolving Credit Facility is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories. The total amount available was $1,375.7 million as at January 31, 2026.

As at January 31, 2026, the Company had issued letters of credit for an amount of $20.0 million under the Revolving Credit Facility ($20.3 million as at January 31, 2025). In addition, $5.1 million in letters of credit were outstanding under other agreements as at January 31, 2026, ($5.3 million as at January 31, 2025).

(in millions of Canadian dollars)	January 31, 2026	January 31, 2025
Bank overdraft	$—	$—

Issued letters of credit under the Revolving Credit Facility	20.0	20.3

Other outstanding letters of credit	5.1	5.3

Term Facility

On October 1st, 2025 the Company amended its Term Facility by prepaying the entirety of its U.S. $465.7 million Term Loan B-1 due May 2027, and by increasing its Term Loan B-2 by U.S. $88.0 million and Term Loan B-3 by U.S. $177.0 million, resulting in a net reduction of U.S. $200.7 million of the outstanding Term Facility. As part of this amendment, the Company also repriced its Term Facility, reducing the cost of borrowing by 0.50%, with all other conditions remaining substantially the same. The Company incurred transaction costs of $4.4 million, which have been recorded in financing costs. In addition, the previous unamortized costs of $8.2 million associated to Term Loan B-3 were derecognized and recorded in financing costs.

As at January 31, 2026, the cost of borrowing under the Term Loan was as follows:

Loan	Cost of Borrowing
Term Loan B-2	◾ Term SOFR plus 2.25% per annum, with a Term SOFR floor of 0.50%
Term Loan B-3	◾ Term SOFR plus 2.25% per annum, with a Term SOFR floor of 0.00%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing in SOFR.

BRP Inc.	Management’s Discussion and Analysis	26

The Company is required to repay a minimum of 0.25% of the nominal amount each quarter, less any voluntary prepayments done to date. Consequently, the Company repaid an amount of U.S. $16.2 million ($22.5 million) during the twelve-month period ended January 31, 2026 (U.S. $15.2 million ($20.9 million) during the year ended January 31, 2025). Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level. As at January 31, 2026 and 2025, the Company was not required to repay any portion of the Term Facility under this requirement.

Austrian Term Loans

During the twelve-month period ended January 31, 2026, the Company entered into a term loan agreement at a favourable interest rate under an Austrian government program. This program supports research and development projects based on the Company’s incurred expenses in Austria. The term loan has a nominal amount of €0.4 million ($0.7 million) with an interest rate of 1.75% with a maturity date of June 2028.

As at January 31, 2026, the Company had €67.1 million ($108.1 million) outstanding under its Austrian term loans bearing interest at a range between 0.93% to 3.23% and maturing between March 2026 and December 2030.

Lease Liabilities

As at January 31, 2026, the contractual obligations in relation to assets recognized under lease agreements amounted to $258.8 million ($232.9 million as at January 31, 2025).

Normal Course Issuer Bid Program

On December 4, 2025, the Company announced the renewal of its NCIB to repurchase for cancellation up to 3,131,256 of its outstanding subordinate voting shares over a twelve-month period commencing on December 10, 2025, and ending no later than December 9, 2026 (the “Current NCIB”).

During the year ended January 31, 2026, the Company repurchased for cancellation 485,400 subordinate voting shares for a total consideration of $50.3 million under the Current NCIB. During the same period, the Company did not repurchase subordinate voting shares under the previous NCIB that was announced and started during the fiscal year ended January 31, 2025.

Secondary offering

On December 23, 2025, Bain Capital Integral Investors II, L.P. (“Bain Capital”) completed a secondary offering of 1,850,000 subordinate voting shares of the Company through an underwriter and a distribution in kind of 307,018 subordinate voting shares to certain affiliates and limited partners. Prior to such transaction, Bain Capital converted 2,157,018 multiple voting shares into an equivalent number of subordinate voting shares. The Company did not receive any of the proceeds of the secondary offering. In accordance with the terms of the registration rights agreement entered into in connection with the initial public offering of the Company’s subordinate voting shares, the Company incurred less than $1.0 million of fees and expenses related to this secondary offering.

On September 12, 2025, Bain Capital completed a secondary offering of 1,500,000 subordinate voting shares of the Company through an underwriter and a distribution in kind of 43,136 subordinate voting shares to certain affiliates and limited partners. Prior to such transaction, Bain Capital converted 1,543,136 multiple voting shares into an equivalent number of subordinate voting shares. The Company did not receive any of the proceeds of the secondary offering. In accordance with the terms of the registration rights agreement entered into in connection with the initial public offering of the Company’s subordinate voting shares, the Company incurred less than $1.0 million of fees and expenses related to this secondary offering.

BRP Inc.	Management’s Discussion and Analysis	27

Dividend

On March 25, 2026, the Company’s Board of Directors declared a quarterly dividend of $0.25 per share for holders of its multiple and subordinate voting shares. The dividend will be paid on April 24, 2026 to shareholders of record at the close of business on April 10, 2026.

The Board of Directors has determined that this quarterly dividend is appropriate based on several relevant factors, including, without limitation, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, contractual restrictions and financing agreement covenants (including restrictions in the Term Facility and the Revolving Credit Facility or other material agreements) and solvency tests imposed by corporate law.

The payment of each quarterly dividend remains subject to the declaration of that dividend by the Board of Directors. The actual amount, the declaration date, the record date and the payment date of each quarterly dividend are subject to the discretion of the Board of Directors.

BRP Inc.	Management’s Discussion and Analysis	28

Consolidated Financial Position [1]

The following table reflects the main variances that have occurred in the Company’s audited consolidated statements of financial position between January 31, 2026 and January 31, 2025, the impact of the fluctuation of exchange rates on such variances, the related net variance (excluding the impact of the fluctuation of exchange rates on such variances) as well as explanations for the net variance:

(in millions of Canadian dollars)	January 31, 2026	January 31, 2025	Variance	Exchange Rate Impact	Net Variance	Explanation of Net Variance
Trade and other receivables	$607.2	$633.5	$(26.3)	$(29.2)	$(55.5)	Mostly explained by lower sales taxes receivable.
Inventories	1,824.6	1,774.1	50.5	(19.2)	31.3	Mostly explained by higher raw materials inventory and finished goods for upcoming production and deliveries.
Property, plant and equipment	1,816.8	1,938.8	(122.0)	(32.7)	(154.7)	Mostly explained by the impairment taken on EV assets.
Trade payables and accruals	1,515.2	1,223.8	291.4	(1.1)	290.3	Due to higher average payment terms and higher incentive compensation costs.
Provisions	858.1	944.4	(86.3)	26.2	(60.1)	Mostly explained by lower sales programs due to lower network inventory levels.
Long-term debt, including current portion	2,442.3	2,925.1	(482.8)	158.5	(324.3)	Mostly explained by the U.S. $200.7 million repayment of the Company’s Term Facility.

[1]	Following the decision not to sell the Marine PA&A business, prior periods have been reclassified accordingly.

BRP Inc.	Management’s Discussion and Analysis	29

Post-Employment Benefits

The Company sponsors defined contribution retirement plans to a majority of its employees and sponsors non-contributory defined benefit plans that provide for pensions and other post-retirement benefits to certain employees mainly located in Canada and Austria.

In Canada, the Company’s defined benefit pension plans coverage are mainly related to pension benefits for its executive employees and life insurance benefits and healthcare benefits to executive and certain eligible employees. Additionally, the Company retained defined benefit obligations with certain active and former Canadian employees for services rendered prior to 2005.

In Austria, the Company’s defined benefit pension plan coverage is related to a lump sum retirement indemnity plan and a defined benefit plan.

A summary of the carrying amounts of employee future benefit liabilities and the discount rates used to establish their carrying amounts for the last two fiscal years were as follows, as at:

(in millions of Canadian dollars)	January 31, 2026			January 31, 2025
	Canada	Foreign	Total	Canada	Foreign	Total

Employee future benefit liabilities	$103.1	$107.8	$210.9	$81.0	$113.0	$194.0

Discount rate	4.90%	3.84%		4.65%	3.41%

Compensation increase	3.00%	3.00%		3.00%	3.00%

The Company’s liabilities related to defined benefit obligations are highly dependent on prevailing actual and future discount rates, future compensation increases and participant longevity. An increase or decrease of those factors could increase or significantly decrease the employee future benefit liabilities and future cash contributions. In Fiscal 2023, the Company purchased qualifying annuity buy-in insurance contracts on behalf of certain defined benefit plans as a mechanism to reduce pension plan risk. The following table presents the impact on the employee future benefit liabilities as at January 31, 2026 of reasonable possible changes of the respective assumptions, while holding all other assumptions constant:

Increase (Decrease) of the employee future benefit liabilities
Discount rate

Impact of a 0.5% increase	$(23.1)

Impact of a 0.5% decrease	25.3
Expected rate of compensation increase

Impact of a 0.5% increase	3.5

Impact of a 0.5% decrease	(3.2)
Participant longevity

Impact of a 1 year increase	8.6

Impact of a 1 year decrease	(8.7)

The sensitivity analysis presented above may not be representative of the potential change in the employee future benefit liabilities as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

In accordance with the minimum funding obligations required under the current regulations, the Company expects to contribute $14.9 million to all defined benefit pension plans for the year ending January 31, 2027.

The pension expense incurred by the Company for its defined benefit and defined contribution pension plans was $68.6 million and $66.8 million for the years ended January 31, 2026 and January 31, 2025, respectively, of which 5.1% and 5.5% is related to current service costs under defined benefit plans.

BRP Inc.	Management’s Discussion and Analysis	30

Off-Balance Sheet Arrangements

Dealer and Distributor Financing Arrangements

The Company, most of its independent dealers and some of its independent distributors are parties to agreements with third-party financing service providers. These agreements provide financing to facilitate the purchase of the Company’s products and improve the Company’s working capital by allowing an earlier collection of accounts receivable from dealers and distributors. Approximately three-quarters of the Company’s sales are made under such agreements. The parties listed above have agreements with Huntington Distribution Finance, Inc., Huntington Commercial Finance Canada Inc., Huntington Commercial Finance LLC and Huntington Commercial Finance New Zealand Ltd (collectively, “Huntington”), to provide financing facilities in North America, Australia and New Zealand, and with Wells Fargo Commercial Distribution Finance, Wells Fargo Bank International Unlimited Company and Wells Fargo International Finance LLC (collectively “Wells Fargo”) for financing facilities in North America and Europe. The agreement between the Company and Huntington will expire on January 31, 2028. During the three-month period ended July 31, 2025, the Company signed a wholesale financing agreement in Europe with De Lage Landen International B.V. (“DLL”), in replacement of the Wells Fargo Bank International Unlimited Company agreement that expired on January 31, 2026. The agreement became effective on December 12, 2025. The Corporation remains liable with obligations towards Wells Fargo until all assets financed are fully paid.

The total consolidated amount of financing provided to the Company’s independent dealers and distributors totalled $2,429.6 million and $7,289.7 million for the three- and twelve-month periods ended January 31, 2026, compared to $1,683.0 million and $6,704.8 million for the three- and twelve-month periods ended January 31, 2025. The outstanding consolidated financing between the Company’s independent dealers and distributors and third-party finance companies amounted to $2,635.2 million and $3,151.5 million as at January 31, 2026, and January 31, 2025, respectively.

The breakdown of consolidated outstanding amounts by country and local currency between the Company’s independent dealers and distributors with third-party finance companies were as follows, as at:

(in millions)	Currency	January 31, 2026	January 31, 2025

Total outstanding	CAD	$2,635.2	$3,151.5

United States	USD	$1,399.1	$1,593.9

Canada	CAD	$533.4	$670.4

Europe	EUR	€ 55.5	€ 49.8

Australia and New Zealand	AUD	$121.7	$112.0
Total outstanding - continuing operations	CAD	$2,564.9	$3,000.3

Total outstanding - discontinued operations	CAD	$70.3	$151.2

The consolidated costs incurred by the Company under the dealers’ and distributors’ financing agreements totalled $(7.5) million and $75.8 million for the three- and twelve-month periods ended January 31, 2026 compared to $(11.5) million and $96.0 million for the three- and twelve-month periods ended January 31, 2025.

BRP Inc.	Management’s Discussion and Analysis	31

Under the dealer and distributor financing agreements, in the event of default, the Company may be required to purchase, from the finance companies, repossessed new and unused products at the total unpaid principal balance of the dealer or distributor to the finance companies.

The combined consolidated maximum obligation is generally within a range of:

i) U.S. $14.0 million ($19.0 million) or 15% of the calendar year twelve-month average amount of consolidated financing outstanding under the financing agreements ($18.4 million as at January 31, 2026);

ii) U.S. $25.0 million ($33.9 million) or 10% of the last twelve-month average amount of consolidated financing outstanding under the financing agreements ($251.8 million as at January 31, 2026) and;

iii) Euro €10.0 million ($13.6 million) or 10% of the calendar year twelve-month average amount of consolidate financing outstanding under the financing agreements (not applicable as at January 31, 2026).

As such, the maximum consolidated amount subject to the Company’s obligation to purchase repossessed new and unused products from the finance companies was $284.4 million as at January 31, 2026 and $346.9 million as at January 31, 2025.

For the year ended January 31, 2026, the Company incurred a loss of $0.8 million related to new and unused products repossessed by the finance companies ($0.8 million loss for the year ended January 31, 2025).

Consumer Financing Arrangements

The Company has contractual relationships with third-party financing companies in order to facilitate consumer credit for the purchase of its products in North America. The agreements generally allow the Company to offer a subsidized interest rate to consumers for a certain limited period under certain sales programs. Under these contracts, the Company’s financial obligations are related to the commitments made under certain sales programs.

BRP Inc.	Management’s Discussion and Analysis	32

Transaction Between Related Parties

Transactions with Key Management Personnel

Key management personnel of the Company, defined as employees with authority and responsibility for planning, directing and controlling the activities of the Company, are considered related parties to the Company. The key management personnel of the Company are the directors and the executive officers listed in the Annual Information Form of the Company dated March 25, 2026, and available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

The Company incurred the following benefit expenses in relation with key management personnel:

	Twelve-month periods ended

(in millions of Canadian dollars)	January 31, 2026	January 31, 2025

Current remuneration	$16.3	$7.8

Post-employment benefits	1.1	1.0

Stock-based compensation expense [1]	17.4	9.9
Total	$34.8	$18.7

[1] Includes the impact of accelerated vesting of executive management stock options recognized during the year ended January 31, 2026.

Transactions with Bombardier Inc., a Company Related to Beaudier Group

Pursuant to the purchase agreement entered into in 2003 in connection with the acquisition of the recreational product business of Bombardier Inc., the Company committed to reimburse to Bombardier Inc. income taxes amounting to $22.4 million as at January 31, 2026 and $22.7 million as at January 31, 2025, respectively. The payments will begin when Bombardier Inc. starts making income tax payments in Canada and/or in the United States. The Company does not expect to make any payments to Bombardier Inc. in relation to that obligation for Fiscal 2026.

Financial Instruments

The Company’s financial instruments, divided into financial assets and financial liabilities, are measured at the end of each period at fair value or amortized costs using the effective interest method depending on their classification determined by IFRS. By nature, financial assets are exposed to credit risk whereas financial liabilities are exposed to liquidity risk. Additionally, the Company’s financial instruments and transactions could be denominated in foreign currency creating a foreign exchange exposure that could be mitigated by the use of derivative financial instruments. The Company is to a lesser extent exposed to interest risk associated to its Revolving Credit Facility, Term Facility and Austrian term loans.

BRP Inc.	Management’s Discussion and Analysis	33

Foreign Exchange Risk

The elements reported in the consolidated statements of net income, in the consolidated statements of financial position, and in the consolidated statements of cash flows presented in the Company’s audited consolidated financial statements in Canadian dollars are significantly exposed to the fluctuation of exchange rates, mainly the Canadian dollar/U.S. dollar rate and the Canadian dollar/euro rate.

The Company’s cash inflows and outflows are mainly comprised of Canadian dollars, U.S. dollars and euros. The Company intends to maintain, as a result of its business transactions, a certain offset position on U.S. dollar and euro denominated cash inflows and outflows.

For some currencies over which the Company cannot achieve an offset through its recurring business transactions, the Company uses foreign exchange contracts according to the Company’s hedging strategy. Management periodically reviews the relevant hedging position and may hedge at any level within the authorized parameters of the policy, up to the maximum percentage allowed. Those contracts are accounted for under the cash flow hedge model covering highly probable forecasted sales in these currencies, and the gains or losses on those derivatives are recorded in net income only when the forecasted sales occur.

Finally, the Company reduces the exposure on its net income arising from the revaluation at period-end of monetary items denominated in a different functional currency by using foreign exchange contracts. Those contracts are recorded in net income at each period end in order to mitigate the gains or losses resulting from the revaluation at spot rate of these foreign-denominated positions.

While the Company’s operating income is protected, to a certain extent, from significant fluctuations of foreign exchange rates resulting from the application of the Company’s hedging strategy, the net income is significantly exposed to Canadian dollar/U.S. dollar rate fluctuations due to the U.S. dollar-denominated long-term debt. However, there is a monetary impact for the Company only to the extent the Term Facility is repaid.

BRP Inc.	Management’s Discussion and Analysis	34

Liquidity Risk

The Company is exposed to the risk of encountering difficulty in meeting obligations related to its financial liabilities. In order to manage its liquidity risk accurately, the Company continuously monitors its operating cash requirements taking into account the seasonality of the Company’s working capital needs, revenues and expenses. The Company believes the cash flows generated from operations combined with its cash on hand and the availability of funds under its credit facility ensures its financial flexibility and mitigates its liquidity risk.

Credit Risk

The Company could be exposed, in the normal course of business, to the potential inability of dealers, distributors and other business partners to meet their contractual obligations on financial assets and on amounts guaranteed under dealer and distributor financing arrangements with Huntington, Wells Fargo and DLL.

The Company considers that its credit risk associated with its trade receivables and its limited responsibilities under the dealer and distributor financing agreements with Huntington, Wells Fargo and DLL does not represent a significant concentration of risk and loss due to the large number of dealers, distributors and other business partners and their dispersion across many geographic areas. Moreover, the Company mitigates such risk by doing business through its own distribution channels and by monitoring the creditworthiness of the dealers and distributors in the different geographic areas.

Interest Rate Risk

The Company is exposed to the variation of interest rates mainly resulting from the Term SOFR on its Term Facility. However, the Company entered into interest rate cap contracts, which limit its exposure to interest rate increase.

BRP Inc.	Management’s Discussion and Analysis	35

Non-IFRS Measures and Reconciliation Tables

The Company uses non-IFRS measures and ratio, including the following:

Non-IFRS measures	Definition	Reason for use
Normalized EBITDA	Net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements

Assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring and wind-down costs, non-recurring gain or loss and acquisition-related costs, may be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company

Normalized net income	Net income before normalized elements adjusted to reflect the tax effect on these elements	In addition to the financial performance of operating activities, these measures consider the impact of investing activities, financing activities and income taxes on the Company’s financial results
Normalized income tax expense	Income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements	Assist investors in determining the tax expense relating to the normalized items explained above, as they are considered not being reflective of the operational performance of the Company
Normalized effective tax rate	Based on Normalized net income before Normalized income tax expense	Assist investors in determining the effective tax rate including the normalized items explained above, as they are considered not being reflective of the operational performance of the Company
Normalized earnings per share – diluted	Calculated by dividing the Normalized net income by the weighted average number of shares – diluted	Assist investors in determining the normalized financial performance of the Company’s activities on a per share basis
Free cash flow	Cash flows from operating activities less additions to PP&E and intangible assets	Assist investors in assessing the Company’s liquidity generation abilities that could be available for shareholders, debt repayment and business combination, after capital expenditure

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

BRP Inc.	Management’s Discussion and Analysis	36

Reconciliation Tables [2]

The following table presents the reconciliation of Net income to Normalized net income [1] and Normalized EBITDA [1].

	Three-month periods ended		Twelve-month periods ended
(in millions of Canadian dollars)	January 31, 2026	January 31, 2025	January 31, 2026	January 31, 2025	January 31, 2024

Net income	$45.8	$(50.5)	$340.4	$64.6	$936.6

Normalized elements

Foreign exchange (gain) loss on long-term debt and lease liabilities	(80.0)	103.4	(169.8)	212.1	10.8

Cybersecurity incident [3]	—	(12.5)	—	(12.5)	—

EV and light mobility impairment and other charges [4]	232.5	—	236.5	—	—

Impairment charges [5]	—	—	—	9.4	—

Costs related to business combinations (reversal) [6]	1.5	(7.9)	7.0	2.7	11.1

Exit costs [7]	—	15.1	—	15.1	15.0

Restructuring and related costs (reversal) [8]	(0.5)	41.8	(0.5)	76.8	3.9

Transaction costs on long-term debt [9]	—	—	12.6	—	22.7

Special long-term incentive program [10]	—	—	4.4	—	—

Executive management transition cost [11]	2.5	—	7.5	—	—

Other elements [12]	2.0	1.2	4.3	2.1	3.0

Income tax adjustment [1] [13]	(40.5)	(13.8)	(59.9)	(8.0)	(30.2)
Normalized net income [1]	163.3	76.8	382.5	362.3	972.9

Normalized income tax expense [1]	41.9	19.5	85.0	98.4	305.5

Financing costs adjusted [1]	46.5	48.4	198.6	198.2	185.3

Financing income adjusted [1]	(3.2)	(0.9)	(11.0)	(8.0)	(11.8)

Depreciation expense adjusted [1]	115.3	103.2	448.3	406.9	363.4

Normalized EBITDA [1]	$363.8	$247.0	$1,103.4	$1,057.8	$1,815.3

[1]	See “Non-IFRS Measures” section.

[2]	Figures are on a continuing basis and prior periods reclassified accordingly.

[3]	During Fiscal 2025, the Company received insurance payments in relation to the cybersecurity incident that occurred in Fiscal 2023.

[4]

During Fiscal 2026, the Company recognized impairment charges related to the EV assets and light mobility CGU, increased provisions related to EV products, as well as reversed the non-controlling interest liability.

[5]	During Fiscal 2025, the Company recognized an impairment charge on unutilized assets.

[6]	Transaction costs and depreciation of intangible assets related to business combinations.

[7]	The Company impaired service parts inventory related to its Evinrude outboard engine business.

[8]	The Company recorded restructuring costs, which includes severance packages to employees as part of workforce reduction, contract exit costs and supplier claims related to restructuring activities.

[9]	Derecognition of unamortized transaction costs and incremental transaction costs related to the amendment of the Company’s Term Facility.

[10]	Incremental fair value recorded as a result of a special long-term incentive program.

[11]	Includes the impact of accelerated vesting of executive management stock options.

[12]

Other elements include transaction costs associated with the sale of the Marine businesses, fees associated with the secondary offerings that occurred during Fiscal 2025 and 2026, as well as incremental transport and idle costs related to mitigation strategies implemented to handle the border crossing slowdown between Juarez, Mexico, where the Company has three factories, and El Paso, Texas, USA.

[13]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized, to the adjustment related to the impact of foreign currency translation from Mexican operations, and to the deferred income tax on operating losses recorded as part of the impairment.

BRP Inc.	Management’s Discussion and Analysis	37

The following table presents the reconciliation of consolidated net cash flows generated from operating activities to consolidated free cash flow [1].

(millions of Canadian dollars)	Twelve-month periods ended
	January 31, 2026	January 31, 2025

Net cash flows generated from operating activities	$1,212.5	$688.2

Additions to property, plant and equipment	(297.7)	(396.6)

Additions to intangible assets	(43.5)	(29.8)

Free cash flow [1]	$871.3	$261.8

Free cash flow from continuing operations [1]	$929.2	$433.3

Free cash flow used in discontinued operations [1]	$(57.9)	$(171.5)

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	38

The following table [2] presents the reconciliation of items as included in the Normalized net income [1] and Normalized EBITDA [1] compared to respective IFRS measures as well as the Normalized EPS – basic and diluted [1] calculation.

(millions of Canadian dollars, except per share data)	Three-month periods ended		Twelve-month periods ended
	January 31, 2026	January 31, 2025	January 31, 2026	January 31, 2025	January 31, 2024
Depreciation expense reconciliation
Depreciation expense	$116.5	$104.6	$453.8	$412.5	$369.0
Depreciation of intangible assets related to business combinations	(1.2)	(1.4)	(5.5)	(5.6)	(5.6)
Depreciation expense adjusted	$115.3	$103.2	$448.3	$406.9	$363.4
Income tax expense reconciliation
Income tax expense	$1.4	$5.7	$25.1	$90.4	$275.3
Income tax adjustment [3]	40.5	13.8	59.9	8.0	30.2
Normalized income tax expense [1]	$41.9	$19.5	$85.0	$98.4	$305.5
Financing costs reconciliation
Financing costs	$47.2	$48.4	$211.9	$198.2	$208.0
Transaction costs on long-term debt	—	—	(12.6)	—	(22.7)
Other	(0.7)	—	(0.7)	—	—
Financing costs adjusted	$46.5	$48.4	$198.6	$198.2	$185.3
Financing income reconciliation
Financing income	$(3.2)	$(0.9)	$(11.0)	$(8.0)	$(16.6)
Gain on NCIB	—	—	—	—	4.8
Financing income adjusted	$(3.2)	$(0.9)	$(11.0)	$(8.0)	$(11.8)

Normalized basic EPS [1] calculation
Normalized net income [1]	$163.3	$76.8	$382.5	$362.3	$972.9
Non-controlling interests	1.1	0.4	2.3	(0.1)	(1.5)
Weighted average number of shares - basic	73,313,268	73,016,543	73,134,185	73,661,874	77,166,505
Normalized basic EPS [1]	$2.24	$1.06	$5.26	$4.92	$12.59
Normalized diluted EPS [1] calculation
Normalized net income [1]	$163.3	$76.8	$382.5	$362.3	$972.9
Non-controlling interests	1.1	0.4	2.3	(0.1)	(1.5)
Weighted average number of shares - diluted	74,309,661	73,741,341	73,896,505	74,586,221	78,523,790
Normalized diluted EPS [1]	$2.21	$1.05	$5.21	$4.86	$12.37

[1]	See “Non-IFRS Measures” section.

[2]	Figures are on a continuing basis and prior periods reclassified accordingly.

[3]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized, to the adjustment related to the impact of foreign currency translation from Mexican operations, and to the deferred income tax on operating losses recorded as part of the impairment.

BRP Inc.	Management’s Discussion and Analysis	39

Summary of Consolidated Quarterly Results [2]

	Three-month periods ended

	January	October	July	April	January	October	July	April
	31,	31,	31,	30,	31,	31,	31,	30,
	2026	2025	2025	2025	2025	2024	2024	2024
	Fiscal 2026	Fiscal 2026	Fiscal 2026	Fiscal 2026	Fiscal 2025	Fiscal 2025	Fiscal 2025	Fiscal 2025
(millions of Canadian dollars, except per share and gross profit data)

Revenues

Year-Round Products	$1,317.2	$1,265.6	$1,113.8	$1,105.8	$1,128.0	$1,036.4	$985.0	$1,157.8

Seasonal Products	796.4	606.2	469.7	419.2	677.5	616.0	541.8	535.1

PA&A, OEM Engines and Others	343.7	378.5	304.7	321.9	312.8	321.1	284.3	307.0
Total revenues	2,457.3	2,250.3	1,888.2	1,846.9	2,118.3	1,973.5	1,811.1	1,999.9
Gross profit	553.6	541.2	397.7	394.8	421.8	435.1	399.3	521.7

As a percentage of revenues	22.5%	24.1%	21.1%	21.4%	19.9%	22.0%	22.0%	26.1%

Net income (loss)	45.8	76.5	57.1	161.0	(50.5)	30.6	42.0	42.5

Normalized EBITDA [1]	363.8	325.6	213.2	200.8	247.0	268.5	234.9	307.4

Normalized net income [1]	163.3	117.7	66.9	34.6	76.8	88.5	76.5	120.5

Basic EPS	0.64	1.05	0.79	2.21	(0.69)	0.42	0.56	0.56

Diluted EPS	0.63	1.04	0.79	2.19	(0.68)	0.42	0.55	0.56

Normalized basic EPS [1]	2.24	1.61	0.93	0.48	1.06	1.22	1.03	1.61

Normalized diluted EPS [1]	2.21	1.59	0.92	0.47	1.05	1.20	1.02	1.58

[1] See “Non-IFRS Measures” section.

[2] Unless otherwise indicated, figures are on a continuing basis and prior periods are reclassified accordingly.

BRP Inc.	Management’s Discussion and Analysis	40

Reconciliation Table for Consolidated Quarterly Results [2]

	Three-month periods ended

	January	October	July	April	January	October	July	April
	31,	31,	31,	30,	31,	31,	31,	30,
	2026	2025	2025	2025	2025	2024	2024	2024
(millions of Canadian dollars)	Fiscal 2026	Fiscal 2026	Fiscal 2026	Fiscal 2026	Fiscal 2025	Fiscal 2025	Fiscal 2025	Fiscal 2025

Net income (loss)	$45.8	$76.5	$57.1	$161.0	$(50.5)	$30.6	$42.0	$42.5
Normalized elements

Foreign exchange (gain) loss on long-term debt and lease liabilities	(80.0)	31.8	7.0	(128.6)	103.4	26.2	11.8	70.7

Cybersecurity incident [3]	—	—	—	—	(12.5)	—	—	—

EV and light mobility impairment and other charges [4]	232.5	—	—	—	—	—	—	—

Impairment charges [5]	—	—	—	—	—	9.4	—	—

Costs related to business combinations (reversal) [6]	1.5	3.1	3.3	3.1	(7.9)	3.6	3.8	3.2

Exit costs [7]	—	—	—	—	15.1	—	—	—

Restructuring and related costs (reversal) [8]	(0.5)	(0.5)	—	0.5	41.8	11.9	8.9	14.2

Transaction costs on long-term debt [9]	—	12.6	—	—	—	—	—	—

Special long-term incentive program [10]	—	—	4.4	—	—	—	—	—

Executive management transition cost [11]	2.5	2.5	2.5	—	—	—	—	—

Other elements [12]	2.0	0.9	1.0	0.4	1.2	—	—	0.9

Income tax adjustment [1][13]	(40.5)	(9.2)	(8.4)	(1.8)	(13.8)	6.8	10.0	(11.0)
Normalized net income [1]	163.3	117.7	66.9	34.6	76.8	88.5	76.5	120.5
Normalized income tax expense [1]	41.9	39.7	(12.4)	15.8	19.5	26.3	10.8	41.8
Financing costs adjusted [1]	46.5	55.0	50.5	46.6	48.4	51.1	50.1	48.6
Financing income adjusted [1]	(3.2)	(3.2)	(3.3)	(1.3)	(0.9)	(1.3)	(4.0)	(1.8)
Depreciation expense adjusted [1]	115.3	116.4	111.5	105.1	103.2	103.9	101.5	98.3
Normalized EBITDA [1]	$363.8	$325.6	$213.2	$200.8	$247.0	$268.5	$234.9	$307.4

[1]	See “Non-IFRS Measures” section.

[2]	Unless otherwise indicated, figures are on a continuing basis and prior periods are reclassified accordingly.

[3]	During Fiscal 2025, the Company received insurance payments in relation to the cybersecurity incident that occurred in Fiscal 2023.

[4]

During Fiscal 2026, the Company recognized impairment charges related to the EV assets and light mobility CGU, increased provisions related to EV products, as well as reversed the non-controlling interest liability.

[5]	During Fiscal 2025, the Company recognized an impairment charge on unutilized assets.

[6]	Transaction costs and depreciation of intangible assets related to business combinations.

[7]	The Company impaired service parts inventory related to its Evinrude outboard engine business.

[8]	The Company recorded restructuring costs, which includes severance packages to employees as part of workforce reduction, contract exit costs and supplier claims related to restructuring activities.

[9]	Derecognition of unamortized transaction costs and incremental transaction costs related to the amendment of the Company’s Term Facility.

[10]	Incremental fair value recorded as a result of a special long-term incentive program.

[11]	Includes the impact of accelerated vesting of executive management stock options.

[12]	Other elements include transaction costs associated with the sale of the Marine businesses and fees associated with the secondary offerings that occurred during Fiscal 2025 and 2026.

[13]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized, to the adjustment related to the impact of foreign currency translation from Mexican operations, and to the deferred income tax on operating losses recorded as part of the impairment.

BRP Inc.	Management’s Discussion and Analysis	41

Selected Consolidated Financial Information

The selected consolidated financial information set out below for the twelve-month periods ended January 31, 2026, and January 31, 2025, has been determined based on the audited consolidated financial statements and related notes issued on March 25, 2026. The selected consolidated financial information set out below for the twelve-month period ended January 31, 2024, has been determined based on the audited consolidated financial statements and related notes issued on March 25, 2025. The selected quarterly consolidated financial information set out below has been determined based on the annual audited consolidated financial statements and related notes issued on March 25, 2026 and from the third-quarter unaudited consolidated financial statements and related notes issued on December 3, 2025. All of these documents are available on SEDAR+ at www.sedarplus.ca.

Net Income Data [2]

(in millions of Canadian dollars)	Three-month periods ended		Twelve-month periods ended
	January 31, 2026	January 31, 2025	January 31, 2026	January 31, 2025	January 31, 2024
Revenues

Year-Round Products	$1,317.2	$1,128.0	$4,802.4	$4,307.2	$5,339.4

Seasonal Products	796.4	677.6	2,291.5	2,370.4	3,410.7

PA&A, OEM Engines and Others	343.7	312.7	1,348.8	1,225.3	1,293.8
Total revenues	2,457.3	2,118.3	8,442.7	7,902.9	10,043.9
Cost of sales	1,903.7	1,696.5	6,555.4	6,125.0	7,401.9
Gross profit	553.6	421.8	1,887.3	1,777.9	2,642.0

As a percentage of revenues	22.5%	19.9%	22.4%	22.5%	26.3%

Operating expenses

Selling and marketing	119.3	109.5	463.0	439.8	456.1

Research and development	123.2	107.9	434.7	391.1	401.6

General and administrative	97.4	75.1	373.1	315.4	346.9

Other operating expenses (income)	(28.6)	25.2	(12.7)	67.9	23.9

Impairment charge	229.8	—	229.8	9.4	—
Total operating expenses	541.1	317.7	1,487.9	1,223.6	1,228.5

Operating income	12.5	104.1	399.4	554.3	1,413.5

Net financing costs	44.0	47.5	200.9	190.2	191.3

Foreign exchange (gain) loss on long-term debt	(78.7)	101.4	(167.0)	209.1	10.2

Income (loss) before income taxes	47.2	(44.8)	365.5	155.0	1,212.0

Income tax expense	1.4	5.7	25.1	90.4	275.3
Net income (loss) from continuing operations	$45.8	$(50.5)	$340.4	$64.6	$936.7
Net income (loss) from discontinued operations	$1.1	$(169.1)	$(51.1)	$(277.6)	$(192.2)
Net income (loss)	$46.9	$(219.6)	$289.3	$(213.0)	$744.5

Attributable to shareholders	$48.0	$(219.2)	$291.6	$(213.1)	$743.4

Attributable to non-controlling interest	$(1.1)	$(0.4)	$(2.3)	$0.1	$1.1

Normalized EBITDA [1]	$363.8	$247.0	$1,103.4	$1,057.8	$1,815.3
Normalized net income [1]	$163.3	$76.8	$382.5	$362.3	$972.9

[1]	See “Non-IFRS Measures” section.

[2]	Figures are on a continuing basis and prior periods reclassified accordingly.

BRP Inc.	Management’s Discussion and Analysis	42

Other Financial Data [2]

(in millions of Canadian dollars, except per share data)	Three-month periods ended		Twelve-month periods ended
	January 31, 2026	January 31, 2025	January 31, 2026	January 31, 2025	January 31, 2024

Weighted average number of shares – basic	73,313,268	73,016,543	73,134,185	73,661,874	77,166,505

Weighted average number of shares – diluted	74,309,661	73,741,341	73,896,505	74,586,221	78,523,790

Basic EPS	$0.64	$(0.69)	$4.69	$0.88	$12.12

Diluted EPS	0.63	(0.68)	4.64	0.86	$11.91

Normalized basic EPS	2.24	1.06	5.26	4.92	12.60

Normalized diluted EPS	2.21	1.05	5.21	4.86	12.37

Declared dividends per share	$0.215	$0.21	$0.86	$0.84	$0.72

[1] See “Non-IFRS Measures” section.

[2] Figures are on a continuing basis and prior periods reclassified accordingly.

Financial Position data [1]

As at (in millions of Canadian dollars)	January 31, 2026	January 31, 2025	January 31, 2024

Cash and cash equivalents	$427.1	$180.7	$499.7
Working capital	600.3	543.5	887.4
Property, plant and equipment	1,816.8	1,938.8	1,882.5
Total assets	6,196.7	6,000.7	6,296.6
Total non-current financial liabilities	2,647.3	3,109.7	2,905.9
Total liabilities	5,685.3	5,963.4	5,892.5
Total equity	610.7	246.8	813.9
Long-term debt	2,442.3	2,925.1	2,763.1

 [1] Following the decision not to sell the Marine PA&A business, prior periods have been reclassified accordingly.

BRP Inc.	Management’s Discussion and Analysis	43

Critical Accounting Estimates

Significant Estimates and Judgments

The preparation of the consolidated financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made.

The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically and the effects of any changes are recognized immediately. Actual results could differ from the estimates used and such differences could be significant.

The Company’s annual operating budget and operating budget revisions performed during the year (collectively “Budget”) and the Company’s strategic plan comprise fundamental information used as a basis for some significant estimates necessary to prepare these consolidated financial statements. Management prepares the annual operating budget and strategic plan each year using a process whereby a detailed one-year budget and three-year strategic plan are prepared by each entity and then consolidated.

Cash flows and profitability included in the Budget are based on the existing and future expected sales orders, general market conditions, current cost structures, anticipated cost variations and current agreements with third parties. Management uses the annual operating budget information as well as additional projections or assumptions to derive the expected results for the strategic plan and periods thereafter.

The Budget and the strategic plan are approved by management and the Board of Directors. Management then tracks performance as compared to the Budget. Significant variances in actual performance are a key trigger to assess whether certain estimates used in the preparation of financial information must be revised.

Management needs to rely on estimates in order to apply the Company’s accounting policies and considers that the most critical ones are the following:

Estimating the net realizable value of inventory

The net realizable value of materials and work in progress is determined by comparing inventory components and value with production needs, current and future product features, expected production costs to be incurred and the expected profitability of finished products. The net realizable value of finished products and parts, accessories and apparel is determined by comparing inventory components and value with expected sales prices, sales programs and new product features.

Estimating Recoverability of Deferred Tax Assets

Deferred tax assets are recognized only if management believes it is probable that they will be realized based on the annual budget, strategic plan and additional projections to derive the expected results for the periods thereafter.

Estimating Provisions for Regular Product Warranty, Product Liability and Sales Program

The regular warranty cost is established by product line and recorded at the time of sale based on management’s best estimate, using historical cost rates and trends. Adjustments to the regular warranty provision are made when the Company identifies a significant and recurring issue on products sold or when costs and trend differences are identified in the analysis of warranty claims.

BRP Inc.	Management’s Discussion and Analysis	44

The product liability provision at period end is based on management’s best estimate of the amounts necessary to resolve existing claims. In addition, the product liability provision at the end of the reporting period includes incurred, but not reported claims based on average historical cost information.

Sales program provision is estimated based on current program features, historical data and expected retail sales for each product line.

Estimating the Discount Rates Used in Assessing Defined Benefit Plan Expenses and Liability

In order to select the discount rates used to determine defined benefit plan expenses and liabilities, management consults with external actuarial firms to provide commonly used and applicable discount rates that are based on the yield of high quality corporate fixed income investments with cash flows that match expected benefit payments for each defined benefit plan. Management uses its knowledge and comprehension of general economic factors in order to conclude on the accuracy of the discount rates used.

Estimating recoverability and impairment of property, plant and equipment, intangible assets and right-of-use assets

The recoverable amount of a CGU or group of CGUs is based on a value in use calculation using cash flow projections, which considers the Company’s one-year budget and three-year strategic plan, with a terminal value calculated by discounting the final year in perpetuity. The figures used as the basis for the key assumptions in the value in use calculation includes sales volume, sales price, sales mix, production costs, distribution costs, operating expenses, and capital expenditures, along with the selection of an appropriate earnings multiple or discount rate, all of which are subject to inherent uncertainties and judgment. Earnings multiples are obtained by using market comparables as references to reflect market-based estimates, and discount rates are used to reflect the risks associated with the projected cash flows, both representing the best information available as of the date of the impairment test. Changes in technology, trade agreements, industry, economic conditions, or other external factors can impact cash flows estimates potentially leading to charges for impairment.

Significant Judgments in Applying the Company’s Accounting Policies

Management needs to make certain judgments in order to apply the Company’s accounting policies and the most significant ones are the following:

Recoverability and impairment of property, plant and equipment, intangible assets and right-of-use assets

The Company operates using a high level of integration and interdependency between design, development, manufacturing and distribution operations. The cash inflows generated by each product line require the use of various assets of the Company, limiting the impairment testing to be done for a single asset. Therefore, management performs impairment testing by grouping assets into CGUs.

Functional Currency

The Company operates worldwide, but its design, development, manufacturing and distribution operations are highly integrated, which require significant judgments from management in order to determine the functional currency of each entity using factors provided by IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”). Management established the functional currency of each entity as its local currency unless the assessment of the criteria established by IAS 21 to assess the functional currency leads to the determination of another currency. IAS 21 criteria are reviewed annually for each entity.

BRP Inc.	Management’s Discussion and Analysis	45

Future Accounting Changes

Classification and measurement of financial instruments (amendments to IFRS 9 and IFRS 7)

In May 2024, the International Accounting Standards Board (“IASB”) issued amendments to the classification and measurement of financial instruments to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 - Financial Instruments. These amendments include application guidance on the recognition and derecognition date of certain financial assets and liabilities, application guidance to assess whether a financial asset meets the solely payments of principal and interest criteria, add new disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and new disclosures for certain instruments with contractual terms that could change cash flows.

The amendments will become effective for the Company’s fiscal year beginning on February 1, 2026. The Company has assessed the impact and determined that it is not significant for the fiscal year beginning February 1, 2026.

IFRS 18 – Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18 – Presentation and Disclosure in Financial Statements, which will replace IAS 1 – Presentation of Financial Statements. The objective of IFRS 18 is to set out requirements for the presentation and disclosure of information in financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. The standard also sets out guidance on classification of the information in the consolidated statements of net income (loss) or in the notes and introduces the concept of management performance measures.

The amendments will become effective for the Company’s fiscal year beginning on February 1, 2027. The Company is assessing the potential impact of these amendments on its consolidated financial statements.

Other standards or amendments

The IASB has issued other standards or amendments to existing standards that are not expected to have a significant impact on the Company’s consolidated financial statements.

BRP Inc.	Management’s Discussion and Analysis	46

Controls and Procedures

The Company’s President and Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures as well as its internal control over financial reporting, as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities regulatory authorities and Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended.

Disclosure controls and procedures

The President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures in order to provide reasonable assurance that:

●	material information relating to the Company has been made known to them; and

●	information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation of the design and effectiveness of the Company’s disclosure controls and procedures was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of January 31, 2026, that the Company’s disclosure controls and procedures were effective.

Management’s report on internal control over financial reporting

The President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management’s projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. In making this evaluation, the President and Chief Executive Officer and the Chief Financial Officer used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013). Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of January 31, 2026, that the Company’s internal control over financial reporting was effective.

Our internal control over financial reporting as of January 31, 2026 has been audited by Deloitte LLP, an independent registered public accounting firm, who also audited our consolidated financial statements for the year ended January 31, 2026. Deloitte LLP issued an unqualified opinion, as stated in their report, on the effectiveness of our internal control over financial reporting as of January 31, 2026.

Changes in internal control over financial reporting

There were no changes in the Company’s internal control over financial reporting during the three- and twelve-month periods ended January 31, 2026, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

BRP Inc.	Management’s Discussion and Analysis	47

RISK FACTORS

The risks and uncertainties described in this MD&A are those the Company currently believes to be material, but they are not the only ones it faces. If any of the following risks, or any other risks and uncertainties that the Company has not yet identified or that it currently considers not to be material, actually occur or become material, the Company’s business, guidance, prospects, financial condition, results of operations and cash flows and consequently the price of the Subordinate Voting Shares could be materially and adversely affected.

Economic conditions that impact consumer spending may have a material adverse effect on the Company’s business, results of operations or financial condition

The Company’s business is cyclical in nature, and the Company’s products compete with a variety of other recreational products and activities for consumers’ discretionary income and leisure time. The Company’s results of operations are sensitive to changes in overall economic conditions, primarily in North America and Europe, that impact consumer spending and particularly discretionary spending. Fluctuations in economic conditions, including with respect to personal income levels, the availability of consumer credit, employment levels, consumer confidence, business conditions, changes in housing market conditions, capital markets, inflation, tax rates, savings rates, interest rates, exchange rates, fuel and energy costs, new or additional tariffs and counter-tariffs imposed on cross-border trade, particularly trade between Canada and the United States or any of such countries and Mexico, may negatively affect disposable consumer. Political uncertainty, international disputes, natural disasters, acts of terrorism, epidemic or pandemic outbreaks, or other similar events, could also reduce consumer spending generally or discretionary spending in particular. Such reductions could materially adversely affect the Company’s business, results of operations or financial condition. Changes in economic conditions could also result in a deterioration or increased volatility in the credit and lending markets, which could adversely impact the consumers who purchase the Company’s products from dealers and rely upon financing for such purchases as well as the availability of financing arrangements for dealers and distributors to finance their inventory. If financing is not available to consumers or dealers and distributors on satisfactory terms, the Company’s business, results of operations or financial condition could be materially adversely affected. Further, continued macroeconomic uncertainties may cause declines in the price of the Subordinate Voting Shares or result in shareholder grievance or activism.

If the Company is unable to attract, hire and retain the services of key employees, including members of its management team, or qualified employees, including employees who possess specialized market knowledge and technical skills, the Company’s ability to compete, to manage its operations effectively, or to develop new products could be materially adversely affected

The Company’s success depends to a large extent upon its ability to attract and retain skilled employees. There is intense competition for qualified and skilled employees in the labour markets in which the Company operates. The Company must attract, train, and retain many qualified employees while controlling related labour costs and while continuing to promote inclusivity principles and practices into its core values. Tighter labour markets can make it even more difficult for the Company to hire and retain qualified employees and control labour costs. The Company’s ability to attract qualified employees and control labor costs is subject to numerous external factors, including prevailing wage rates, employee preferences, employment law and regulation, labour relations and immigration policy, which is itself somewhat dependent on the political environment. Quotas, ideological criteria, and increased scrutiny in immigration can notably hinder the Company’s ability to attract and retain skilled international talent by creating uncertainty around residency and mobility in key markets. The Company’s ability to reward its employees through bonuses and other incentive programs also depend on the Company’s financial performance, such that it if decreases, employee turnover may increase and be more significant in sectors that have already experienced a decrease in bonuses and other incentive programs due to their past performance. At the executive level, fluctuations in short-term incentive and medium-to-long-term incentive programs, which in recent years have not yielded the expected results, may also impact the Company’s ability to remain competitive in attracting and retaining top talent. The sustained shift to a

BRP Inc.	Management’s Discussion and Analysis	48

return to the office with a hybrid work environment may also negatively impact the Company’s ability to hire, retain and motivate talent and will depend on employee preferences and relative choices of other employers. The ability to retain workforce is also dependent on the Company’s ability to foster an environment that is sustainably safe, respectful, fair and inclusive of everyone and promotes inclusion inside and outside of the business. The Company’s failure to recruit, train and retain such employees could have a material adverse effect on its business, results of operations or financial condition.

In addition, many members of the Company’s management team have extensive experience in the Company’s industry and with its business, products and customers. The loss of the technical, management and operational knowledge and expertise of one or more members of the management team could result in a diversion of management resources, as the remaining members of management would need to cover the duties of any senior executive who leaves the Company and would need to spend time usually reserved for managing the Company’s business to search for, hire and train new members of management. The loss of some or all of the members of Company’s management team, particularly if combined with difficulties in finding qualified substitutes could negatively affect the Company’s ability to develop and pursue its business strategy, or create such perception among key stakeholders, which could materially adversely affect the Company’s business, results of operations or financial condition.

To implement and manage the Company’s business and operating strategies effectively, the Company must maintain a high level of efficiency, performance and content quality, continue to enhance its operational and management systems and continue to effectively attract, train, motivate and manage its employees, which can be more difficult in times of expense reduction exercises and operational changes that can generate resistance, disruptions and some perceptions of misalignment. If the Company is not successful in doing so, it may have a material adverse effect on its business, results of operations or financial condition.

The risks to the Company from a pandemic or public health crisis include threats to employee health and safety, extended restrictive measures, travel limitations, staff shortages, loss of key expertise, reduced productivity, and increased medical costs/insurance premiums.

Any failure of the Company’s information technology systems, difficulties in the continued implementation of its ERP system or a security breach or cyber-attack could materially adversely affect the Company’s business, results of operations or financial condition

The Company’s global business operations are managed through a variety of information technology systems. These systems govern all aspects of the Company’s operations around the world. The Company is dependent on these systems for all commercial transactions, financial reporting, dealership and distributorship interactions, and supply chain and inventory management. Certain of the Company’s key IT systems are dated and require, or are in the process of, modernization. The Company’s information technology systems may also be vulnerable to damage or interruption from circumstances beyond the Company’s control, including fire, flood, natural disasters, systems failures, network or communications failures, power outages, public health emergencies, security breaches, cyber-attacks and terrorism. If one of the Company’s key IT systems were to suffer a failure, no assurance can be given that the Company’s backup systems or contingency plans will sustain critical aspects of the Company’s operations, and the Company’s business, results of operations or financial condition could be materially adversely affected. Further, the Company relies on large outsourcing contracts for IT services with major third-party service providers, and if such service providers were to fail or the relationships with the Company were to end, and the Company were unable to find suitable replacements in a timely manner, the Company’s business, results of operations or financial condition could be materially adversely affected. The Company also depends on security measures that these third-party service providers are taking to protect their own systems and infrastructure. If such third-party service providers do not maintain adequate security measures in accordance with contractual requirements, the Company may experience operational difficulties and increased costs, and/or may be the subject of a malware infiltration coming through such third-party service providers. Given the continued sophistication and proliferation of malicious actors, the Company is likely to continue to be the target of cyber-attacks and could suffer future incidents similar to the previously disclosed August 2022 cyber-attack, which could at that time have an adverse material impact on the Company’s business, operations, and reputation.

BRP Inc.	Management’s Discussion and Analysis	49

The Company is continually modifying and enhancing its IT systems and technologies to increase productivity, efficiency and security. As new systems and technologies are implemented, the Company could experience unanticipated difficulties resulting in unexpected costs and adverse impacts to its financial reporting, internal controls, manufacturing or other business processes. When implemented, the systems and technologies may not provide the benefits anticipated and could add costs and complications to ongoing operations, which may have a material adverse effect on the Company’s business, results of operations or financial condition. The Company implemented a new ERP system in 2023, which replaced its previous financial and operating systems in its main operations. The design and implementation of this new ERP system required an investment of significant personnel and financial resources, including substantial expenditures for outside consultants, system hardware and software in addition to other expenses in connection with the transformation of the Company’s organizational structure and financial and operating processes, and will continue to do so, to a lesser extent, as subsequent phases of the ERP continue to be implemented throughout the organization. The Company may not be able to continue its implementation of its ERP system successfully without experiencing delays, increased costs and other difficulties, including potential design defects, miscalculations, testing requirements, and the diversion of management’s attention from day-to-day business operations, in which case the effectiveness of the internal control over financial reporting could be adversely affected, the ability to assess those controls adequately and to disseminate its financial documents could be delayed, the operations can be affected and the financial condition, results of operations and cash flows could be negatively impacted. Similarly, as the Company integrates emerging and rapidly evolving technologies such as artificial intelligence (AI) and machine learning into its services or products, it may not be able to anticipate or identify vulnerabilities, design flaws or security threats resulting from the use of such technology and develop adequate protection measures, which could result in financial loss, poor customer experiences and damage to the Company’s reputation. These risks may be further compounded by privacy and ethical concerns, algorithmic biases, unintended external access to the Company’s information, and the potential for unintended consequences in decision-making processes. At this time, the Company recognizes the potential of AI if approached with care and security boundaries, and will focus on the opportunities it presents, including system automation and forecasting capabilities, to become a key enabler of future operating efficiencies, while ensuring that it remains within a safe and confined environment and under a specific governance framework with proper policies in place. While the Company aims to use AI responsibly and attempt to identify and mitigate ethical and legal issues presented by its use, it may be unsuccessful in identifying or resolving issues before they arise. AI-related issues, deficiencies or failures could give rise to legal or regulatory action, including with respect to proposed legislation regulating AI or as a result of new applications of existing data protection, privacy, intellectual property or other laws, and could damage the Company’s reputation or otherwise harm the business. Additionally, AI technologies are complex and rapidly evolving and our competitors or other third parties may also incorporate AI into their products and operations. If they adopt the use of AI more quickly or more successfully than us, our ability to compete effectively may be impaired which may adversely affect the business and results of operations.

The Company has tremendous information stored in its IT systems, such that any security breach of the Company’s IT systems could result in disruptions to its operations, erroneous transactions or reporting, loss of data from research and development activities or the devaluation of intellectual property. For instance, the Company and its dealers and distributors receive and store personal information in connection with their human resources operations, credit operations, warranty management, marketing efforts and other aspects of their businesses. Additionally, the Company maintains financial information in its IT system and exchanges electronically information with a large number of trading partners across all aspects of its commercial operations, and it makes significant investments in research and development each year and data from such activities is maintained in the Company’s IT systems. The Company has security measures and controls in place to protect such personal and business information, and on an ongoing basis, continues to make investments to reinforce secure access to the Company’s information technology network. However, despite its preventive efforts to address cybersecurity threats, these threats are increasingly complex and can change frequently such that the Company may be unable to proactively address those threats or implement adequate preventive measures. With the increased use of technology to conduct business, the Company is susceptible to operational, information security and related risks. In

BRP Inc.	Management’s Discussion and Analysis	50

general, cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through hacking or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Further, the work-from-home measures present cybersecurity challenges, as the Company’s security and control measures may not have the same efficiency in a hybrid work environment. While the Company has deployed additional protective measures including advanced threat hunting, real time response and Operational Technology (OT) surveillance services, it is not completely immune from these increasing cybersecurity threats. To the extent that a cybersecurity breach results in a loss or damage to the Company’s data, or in inappropriate disclosure of confidential or personal information, it could cause significant damage to the Company’s reputation, affect its relationships with its customers, lead to violations of applicable privacy and other laws, regulatory fines, penalties, additional compliance costs, claims against the Company and ultimately materially adversely affect its business, results of operations or financial condition.

The Company’s international sales and operations subject it to additional risks, which risks may differ in each country in which the Company operates

The Company manufactures its products in Australia, Austria, Canada, Finland, Germany, Mexico and the United States, is commencing manufacturing operations in Vietnam and maintains sales and administration facilities in approximately 20 countries. The Company’s primary distribution centers distribute the Company’s products to its North American dealers; the Company relies on various other locations around the world, including in Australia, Belgium and Finland to serve its international dealers and distributors. The Company’s total sales outside Canada and the United States represented 29% of the Company’s total sales in Fiscal 2026 and the Company intends to continue to expand its international operations by investing in developing its dealer network and promoting the Company’s brands and products in international markets, which are expected to continue generating sales growth. Several factors could adversely affect sales growth, including weakened international economic conditions, an outbreak of infectious disease, a pandemic or similar public health threat (which resulted, and could result in the future, in quarantines, business closures, travel restrictions and temporary suspensions or reduction of operations), the introduction of new trade restrictions such as increased protectionism, changes in free-trade arrangements or retaliatory tariffs and political or geopolitical actions or events (such as the various ongoing conflicts and military actions, causing regional instability in portions of Europe, the Middle East and Latin America), and changes in regulatory or transportation practices, procedures and measures, including systematic cargo inspections as those which were carried out at the U.S.-Mexico border. In the past, systematic cargo inspections have led to substantial delays in the transportation of goods, disrupted the timely delivery of raw materials and finished products, and increased transportation and logistics costs. Delays in transportation may affect inventory levels at critical points in the supply chain, potentially leading to production slowdowns or stock shortages at dealer locations, or force the Company to explore alternative logistics strategies, which, in turn, may further increase costs.

Additionally, the expansion of the Company’s international operations and entry into additional international markets require significant management attention and financial resources. The risks inherent in having sales or operations in foreign countries include:

●	increased costs of adapting and certifying products to foreign countries’ laws, rules and regulations;
●	limited acceptability of the Company’s products due to cultural preferences or societal trends;
●	difficulties in managing and staffing international operations and increased infrastructure and operational costs;
●

different employee/employer relationships and labor legislation, including the existence of work councils and labor unions and statutory equity requirements and other challenges caused by distance, language, and cultural differences, making it harder to do business in certain jurisdictions;

●

restricted access to and/or lower levels of use of the internet, or limitations on technology infrastructure, both of which could limit the Company’s ability to migrate international operations to its existing systems, which could result in increased costs;

BRP Inc.	Management’s Discussion and Analysis	51

●

risk of travel advisories or travel restrictions related to the outbreak of contagious illnesses, which could impact the Company’s ability to operate in certain markets and/or manage the Company’s operations in those markets;

●

market fluctuations in regions impacted by or surrounding a zone of military conflict or action, including as a result of local military operations as well as political, civil and social unrest impacting operations or economic conditions or trades and shipping;

●

imposition of Canadian and/or international sanctions against a country, company, person, or entity with whom the Company does business which restricts or prohibits the Company’s continued business with the sanctioned country, company, person, or entity (including the sanctions imposed by foreign governments on Russia);

●

adoption of additional restrictions to global trade from the Canadian or foreign governments, including increased customs duties, retaliatory tariffs or non-tariff barriers to trade, and new Canadian or foreign export control regulations impacting the Company’s products, such as the introduction of new import and export licensing requirements;

●

shipping and freight disruptions, changes in regulatory or transportation practices, procedures and measures (including for instance enhanced border crossing procedures such as the systematic cargo inspections that were carried out at the U.S.-Mexico border in 2023);

●	breaches or violation of any anti-corruption laws, rules or regulations by any of the Company’s employees, consultants, dealers or distributors;
●	new and different sources of competition ;
●	international pricing pressures;
●	laws and business practices favouring local companies;
●	governmental expropriation;
●	adverse currency exchange rate fluctuations;
●	longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems; and
●	difficulties and inconsistencies relating to the enforcement of laws, rules, and regulations, including rules relating to environmental, health, safety and intellectual property matters.

The Company has four operating manufacturing facilities in Mexico, including an electric vehicles (EV) manufacturing plant in Querétaro. These facilities could be impacted by changes in economic, regulatory, social or political conditions affecting the country. In the past, Mexico has been subject to political instability, changes and uncertainties and there can be no assurance that similar events will not occur again in the future. The civil protests from the farming community in some Mexican States in fall 2025, which generated blockages on several main roads and impacted the Company’s ability to ship and deliver on time, are an example. In addition, the impact of any changes in economic, regulatory, social and political conditions affecting Mexico would be beyond the Company’s control, and there can be no assurance that any mitigating actions by the Company would be effective. As a result, the Company’s business, results of operations or financial condition could be materially adversely affected by any significant changes in these conditions. Recent legislative and regulatory changes that have been adopted or are being considered by the Mexican government, such as the progressive reduction of the weekly working hours, annual minimum salary increases, mandatory break times and seating requirements and other proposals relating to holidays and paid leaves reflect an evolving labor landscape in Mexico that has led to, and could continue to lead to, increased operational costs and impact workforce management. Moreover, tensions relating to immigration at the U.S.-Mexico border have in the past years led to heightened border restrictions or customs clearance procedures, including for example systematic cargo inspections, negatively impacting the Company’s ability to deliver vehicles in a timely manner.

Since the start of the military conflict between Russia and Ukraine in 2022, tensions have escalated among Russia and other countries. In response to this crisis and related sanctions, the Company ceased all sales, shipments, and exports to Russia, negatively impacting its financial results. Continued conflict or escalation could bring further geopolitical challenges, disrupt supply chains, resume the semiconductor shortage, drive up energy prices, and increase cybersecurity threats. These factors could materially affect the Company’s business, profitability, and financial condition. Similar deterioration in trade relations between the United States and one or more other countries have and could continue to intensify, potentially resulting in further protectionist measures or retaliatory actions that adversely affect global

BRP Inc.	Management’s Discussion and Analysis	52

trade, and, in turn, the Company’s business, could have a material adverse impact on the Company’s results of operations or financial conditions.

In 2025, the global tariff landscape began to change rapidly with the United States implementing new or adjusted tariffs on various countries, and certain of those countries implemented rebalancing tariffs on the United States. These actions continue and countries subject to U.S. tariffs, including Canada, continue to implement new, reinstated, or adjusted rebalancing tariffs. The United States and such countries may also amend, suspend, or withdraw their respective enacted tariffs at any time. There remains cconcerns of a global trade war with further escalation in tariffs, and/or the withdrawal from, or changes to, international trade agreements or policies related to international commerce. The Company maintains operations worldwide, including in jurisdictions impacted by various tariffs and counter tariffs. While the impact of tariffs and counter tariffs remain very difficult to predict, especially in a context where they evolve rapidly, there is an heightened risk that they will negatively impact the Canadian economy and other markets where the Company operates, and could adversely affect the Company’s business operations and financial condition. Most goods produced in Mexico and Canada and sold in the United States comply with and benefit from the Canada-United States-Mexico Agreement (“CUSMA”), which has been in force since July 1st, 2020. Disputes among the three countries in relation to the interpretation of certain provisions contained in CUSMCA have already taken place, and there can be no assurance that the Company’s operations will not be impacted by similar disputes in the future. Specifically, the forthcoming review of CUSMA, could lead to substantial changes in the agreement and create further uncertainty for the Company’s operations and trade relations.

The Company is actively monitoring developments related to the free-trade agreements, the imposition of tariffs and counter tariffs and trade restrictions, and evaluating the impacts on its operations. The Company has historically taken actions to mitigate trade restrictions, supply chain disruptions and inflation, including accelerated shipping, expanding and redistributing its supplier network and price increases, but trade restrictions could be adopted with little to no advanced notice and the Company may not be able to effectively mitigate all the adverse impacts from such measures. Similarly, although the Company does not have manufacturing operations in China, the continued U.S.-China trade tensions and potential restrictive measures to be imposed against China could exacerbate a number of risks described elsewhere in these Risk Factors, including by creating additional instability to the surrounding region, thereby limiting some potential growth opportunities for the Company. The Company may also be subject to the Uyghur Forced Labor Prevention Act, which presumes that goods produced in the Xinjiang Uyghur Autonomous Region of China have been made with forced labor, thereby resulting in an import prohibition in the United States. Although the Company has not had a material impact to date, there is no assurance that it will be able to provide clear and convincing evidence of the absence of forced labor throughout its supply chain, notably with respect to its PA&A, failing which the U.S. Customs & Border Protection may detain, exclude or seize its goods and assess monetary penalties, thereby potentially resulting in a material adverse effect on the Company’s supply chain, results of operations or financial condition. Similarly, the Forced Labour Regulation in the EU prohibits the import, placement on the market, or export of products made with forced labor, which could present further compliance challenges if any components, materials, or suppliers are sourced from high-risk regions, even if they are not made with forced labor, as additional validations will be expected once these rules take effect.

The Company may be unable to successfully execute its strategic plan

The Company’s strategic priorities focus on accelerating growth and strengthening its market position in ORV, expanding through international market development, and elevating the dealer and customer experience. Such plan also aims to fuel the Company’s culture and workforce, enhance value creation by driving speed and operational efficiency through lean initiatives, expand opportunities by boosting the defense and specialized vehicles business, and reinforce the Company’s competitive edge through continuous product innovation and technological advancement by gaining market share in all its product lines.

Certain strategic priorities will be driven by organic growth and the development of new products and features and market share gains, especially in the ORV market, while other strategic priorities may involve

BRP Inc.	Management’s Discussion and Analysis	53

changes such as acquisitions, partnerships, investments, alliances, joint ventures and similar transactions, and the expansion in international markets. The heightened focus on gaining market share, especially in the ORV segment, may affect the Company’s ability to absorb the effect of a potential downturn in ORV demand and may provoke an intense competitive response which could compress margins, create innovation pressure and weaken brand differentiation. In addition, by increasing its focus on certain products and activities, the Company may fail to adequately balance resources, manufacturing investments, engineering capacity, design initiatives and leadership attention among its products and markets, including certain emerging markets (e.g., electrification and urban mobility), thereby causing a lag in developments and missed opportunities in adjacent or future markets. In addition, the Company’s efforts to expand opportunities in its defense and specialized vehicles business may not be successful and could expose the Company to additional risks pertaining to strict compliance and certification requirements, evolving government procurement regulations, achievement of competitive cost structures under contract specifications, long and uncertain procurement cycles, and vulnerability to budgetary and political shifts.

The Company has completed several strategic transactions, including acquisitions and divestitures, in the past years, and it may also consider pursuing acquisitions, divestitures, investments, alliances, joint ventures or similar transactions in the future. Any such transactions would involve a number of risks, including:

●

difficulties in integrating acquired or new businesses into its existing operations, including the integration of operational activities as well as of information technology systems, applications and databases, as well as related difficulties with maintaining effective disclosure controls and procedures, internal control over financial reporting, cybersecurity measures and regulatory compliance;

●

the necessity to raise additional debt or equity financing, or use cash that would otherwise have been available to support the Company’s existing business operations and research and development activities;

●	the diversion of management’s attention;
●	difficulties in realizing projected efficiencies, cost savings and synergies;
●

difficulties in divesting targeted assets and businesses within reasonable price and conditions, including the risk of failing to secure adequate limitations of liability and the potential exposure to retained, trickling or otherwise unassumed liabilities relating to pre-divestiture operations;

●	the potential loss of key employees or customers of an acquired business or adverse effects on existing business relationships with suppliers and customers;
●	unforeseen costs and liabilities, including litigation or other claims;
●	a negative impact on overall profitability if any acquired or new businesses do not achieve the financial results projected in the Company’s valuation models;
●	dilution to existing shareholders if securities of the Company are issued as part of transaction consideration or to fund the transaction consideration; and
●

the inability to direct the management and policies of any acquired business, joint venture, strategic alliance, or partnership, particularly in circumstances where other participants may be able to take action contrary to the Company’s instructions or requests and against its policies and objectives.

The Company’s ability to pursue strategic acquisitions, divestitures, investments, alliances, joint ventures or other similar transactions will depend, among other things, on the availability of such strategic opportunities, their cost, their terms and conditions, the Company’s ability to compete effectively for such strategic opportunities and the availability to the Company of required capital and personnel. The Company may also be precluded from pursuing such transactions as a result of financial or other covenants in agreements to which it is a party. The Company’s inability to take advantage of future strategic opportunities, or its failure to successfully address the risks associated with any strategic opportunities that is completed despite significant investments made, could have a material adverse effect on the Company’s business, results of operations or financial condition.

In the past few years, the Company ventured beyond a product-based offering, with its BRP Experiences (previously named Uncharted Society program), offering curated, premium rides across global locations utilizing Ski-Doo, Lynx, Sea-Doo, and Can-Am vehicles to make powersports accessible

BRP Inc.	Management’s Discussion and Analysis	54

to all through partnerships with service providers. If the Company is unable to secure appropriate locations and reputable service providers, to effectively manage its relationships with its service providers and monitor their adherence to the Company’s operating standards, trainings and compliance procedures, and to anticipate demand and address related impact on inventory levels, it could impact its reputation and increase its risk of litigation.

The Company’s efforts to elevate the dealer and customer experience may not succeed as anticipated. These initiatives require significant investment in new technologies, training, processes and support models, as well as close coordination with third-party dealers and distributors. The Company may be unable to implement consistent service standards across a diverse dealer network, and certain dealers may be unwilling or unable to adopt required changes. Inconsistent execution, system limitations or delays in deploying enhanced tools or programs may result in customer dissatisfaction, reduced loyalty or reputational harm. Failure to improve and maintain a high-quality dealer and customer experience could materially adversely affect the Company’s ability to attract and retain customers, strengthen its brand and achieve its growth and profitability objectives.

The Company is exposed to increased competition in attracting, recruiting, and retaining the key talent and skills that it needs for its development and growth. It regularly reviews its organizational structure, including its leadership structure when necessary, to remain competitive and ensure succession planning to position the Company for long-term growth. Despite making significant efforts, the Company may be unsuccessful or delayed in realizing the expected benefits of its leadership structure, or unable to recruit and retain the key talent and skills it needs, which could impair its ability to develop and innovate and could as a result cause a slowdown in its growth.

The rapid changes in Company’s growth over the last few years and expense reduction measures present additional organizational challenges that require constant adjustments in size and focus that may impact the culture, standards, core values, internal controls and policies across both new and existing operations. To effectively communicate and manage these standards and related changes throughout a large global organization is both challenging and time consuming. Cultural differences in various countries may also present barriers to introducing new ideas or aligning the Company’s vision and strategy with the rest of the organization. If the Company cannot overcome these challenges, it may not be able to achieve its growth and profitability objectives.

While the Company makes significant investments in research and development, and emerging product lines, there can be no assurance that it will be able to continue to successfully enhance its existing products, develop new innovative products and distinguish its products from its competitors’ products through innovation and design. Product improvements and new product introductions also require significant planning, design, development and testing at the technological, product and manufacturing process levels and the Company may not be able to develop product improvements or new products in a timely manner. The new products of the Company’s competitors may access the market more rapidly, be more effective with better features and/or less expensive than the Company’s products, obtain better market acceptance, or render the Company’s products obsolete. The Company may therefore not be able to satisfy the needs and preferences of customers and compete effectively with its competitors. Moreover, the Company continued to face growing competition from Asian manufacturers entering the powersports market or expanding their footprint into various international markets. These competitors are increasingly offering products with lower MSRPs, which may not only accelerate pricing pressures but may also intensify the challenge of maintaining and growing the Company’s market share. In addition, these competitors may have greater financial resources, greater market penetration and lower product development and manufacturing costs, which enable them to offer a wider variety of products and services at lower prices. This influx of competitively priced products from established and emerging Asian manufacturers may compel the Company to respond with enhanced value propositions, increased marketing efforts, or price adjustments, all of which could have a material impact on margins and competitive positioning in key markets. The Company may therefore not be able to satisfy the needs and preferences of customers at prices that remain competitive with those competitors. Product development requires significant financial, technological and other resources. There can be no assurance that the Company will be able to sustain a sufficient level of investment in research and development to

BRP Inc.	Management’s Discussion and Analysis	55

successfully maintain the Company’s competitive advantages in product innovation and design in the future. Further, the sales of any new products are expected to decline over such new products’ life cycle, with sales being higher early in the life cycle of the new products and sales decreasing over time as the new products age. The Company cannot predict the length of the life cycle for any new product. Any failure by the Company to continue to enhance existing products and develop and market new products that respond to customer needs and preferences and achieve market acceptance could have a material adverse effect on the Company’s business, results of operations or financial condition. Furthermore, even if the Company is successful in enhancing its existing products and developing new ones, the Company cannot guarantee that the corresponding markets, including the EV segment, will develop as expected. Long-term growth in the electric vehicle segment is dependent upon the Company’s ability to profitably offer competitive and innovative EVs in its product portfolio in alignment with customer demand and the Company’s sustainability plan, amidst the potential impacts of the continuing deterioration of the macroeconomic and geopolitical environment. If any of the markets in which the Company’s existing products compete do not develop as expected, the Company’s business, results of operations or financial condition could be materially adversely affected. The risks described in this section may be amplified with respect to the impact of expense reduction measures namely through operational efficiency initiatives, which require agility and could involve some realignment of financial, human and technical resources, and may present certain complexities.

Any decline in the social acceptability of the Company or of the Company’s products or any increased restrictions on the access or the use of the Company’s products in certain locations could materially adversely affect its business, results of operations or financial condition

Demand for the Company’s products depends in part on their social acceptability and that of the Company as a whole. Public concerns about the environmental impact of the Company’s products or their perceived safety could result in diminished social acceptance. Circumstances outside the Company’s control, such as social action to reduce the use of fossil fuels, could also negatively impact consumers’ perceptions of the Company’s products. Any decline in the social acceptability of the Company’s products could negatively impact their sales or lead to changes in laws, rules and regulations that prevent their access to certain locations, including trails and lakes, or restrict their use or manner of use in certain areas or during certain times. Additionally, while the Company has implemented various initiatives to address these risks, including the improvement of the environmental footprint and safety of its products, the development of the Responsible Rider program aiming to educate riders on the responsible use of its products, there can be no assurance that the perceptions of the Company’s customers and other stakeholders will not change. The recently challenging macroeconomic context, resulting in BRP’s decision to limit further EV investments and to align future EV product introductions with customer demand, and the Company’s recent decision to cease for an indefinite period its activities related to the development of electric bicycles in their current form and related products under its business unit targeting low voltage and human assisted product categories may be perceived as reducing its commitment to sustainable mobility, potentially affecting its social acceptability. Consumers’ attitudes towards the Company’s products and the activities in which they are used also affect demand. Any failure by the Company to maintain the social acceptability of its products could impact its ability to retain existing customers or attract new ones which, in turn, could have a material adverse effect on its business, results of operations or financial condition.

Other factors may impact the Company’s reputation, including the perception held by the Company’s stakeholders and the industries in which it does business, which can be influenced by the new and evolving set of compliance requirements it has been subject to. Indeed, in the last several years, there has been increased scrutiny related to sustainability performance requirements, standards and reporting and a corresponding increase in the risk for the Company’s reputation and the value of its brands if the Company fails to act responsibility or comply with regulatory requirements in several areas, such as safety and security, environmental stewardship and sustainability, climate-change mandated disclosure, philanthropy and support for local communities and human rights. For instance, in Australia and in Canada, regulations such as the Modern Slavery Act 2018 (Cth) (Commonwealth Act) and Bill S-211 (Canada), An act to enact the Fighting Against Forced Labour and Child Labour in Supply Chains, require the Company to file public reports on measures they have taken to identify, address and prevent the use

BRP Inc.	Management’s Discussion and Analysis	56

of forced labour, prison labour and child labour in their supply chains. Similarly, since December 2024, the European Union adopted the new Forced Labor Regulation, which, as of December 2027, will ban products made with forced labour from being imported into, placed on the EU market, or exported from the EU, thereby imposing significant supply chain compliance obligations on both EU and non-EU companies. Those regulations illustrate how human rights continue to be considered as a priority, including from a reporting standpoint, and could expose the Company’s reputation if its disclosure is not at par with its peers. Moreover, with respect to sustainability, there is no assurance that the Company will be able to adequately address all sustainability pressures and potential requirements to maintain stakeholder confidence and its ability to implement its programs and commitments with respect to sustainability, including within its original timelines given. In addition, in the last two years, there has been an array of new and developing sustainability-related rules that have been adopted and proposed by various regulators and jurisdictions, including IFRS S1 (General Requirements for Disclosure of Sustainability-related Financial Information) and IFRS S2 (Climate-related Disclosures) adopted by the International Sustainability Standards Board (ISSB), the Canadian Sustainability Standards Board (CSSB) publishing its corresponding standards, California SB 253 and SB 261 laws on carbon emissions and climate-related financial risks disclosure, the Corporate Sustainability Reporting Directive (CSRD) issued by the European parliament, which makes it more complex for the Company to ensure compliance with multiple requirements that may not perfectly converge and to dedicate resources accordingly. Such regulations might also subject the Company to new disclosure requirements, which could result in risks to its reputation or consumer demand for its products if it does not meet the increasingly demanding stakeholder expectations and standards. Further, the Company’s ability to achieve these goals depends on many factors, including the current macroeconomic uncertainty, and is subject to many risks, that could cause the Company’s assumptions or estimates to be inaccurate and cause actual results or events to differ materially from those expressed in, or implied by, those goals. The failure to achieve its sustainability targets, effectively manage and sufficiently report sustainability matters, or a perception among key stakeholders that its sustainability targets are insufficient, could adversely affect the Company’s reputation and its ability to attract capital from financial institutions and investors incorporating sustainability and sustainability considerations as a part of their portfolios or adopting restrictive decarbonization policies. Similarly, the current polarization on Diversity, Equity and Inclusion programs can pose some reputational risk to the Company, as some companies have been subject to public criticism for being insufficiently proactive or inconsistent with their commitments, while others are accused of being too aggressive on Diversity, Equity and Inclusion initiatives, resulting in impacts on various stakeholders’ perception, trust and engagement.

Supply problems, termination or interruption of supply arrangements or increases in the cost of materials could have a material adverse effect on the Company’s business, results of operations or financial condition

The primary raw materials used in manufacturing the Company’s products are aluminum, steel, plastic, resins, stainless steel, copper, rubber and certain rare earth metals. The Company relies on certain suppliers for specific parts and components essential to its products. In some instances, the Company also purchases systems, components, raw materials and parts that are derived from a single source, which may represent an increased risk of supply disruptions. The Company cannot be certain that it will not experience supply problems, such as the untimely delivery of, or defects or variations in, raw materials, parts or components. Shortages of key components can also disrupt the Company’s production. Moreover, the Company faced, and could continue to face, a risk of production stoppages and slowdowns in several jurisdictions where the Company operates, which could lead to further supply disruptions and delivery delays for the Company. Given this context, the Company was forced to over the past years, and could be in the future forced to take additional measures to secure its supply chain and maintain its production, including the use of expedited freight or air freight, resulting in additional costs for the Company. Additionally, various sources of supply-chain risk, including strikes or shutdowns at delivery ports, disruptions or shutdowns caused by health crises or other workforce availability issues, loss of or damage to goods while they are in transit or storage, or supplier dissatisfactions considering volume reductions but high fixed costs, could limit the supply of these raw materials and components. Any prolonged disruption in the supply chain could have a material adverse effect on the Company’s operations or profitability and the insolvency, bankruptcy, financial restructuring or force majeure event of

BRP Inc.	Management’s Discussion and Analysis	57

any critical suppliers could result in the Company incurring unrecoverable costs related to the financial work-out or resourcing costs of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such supplier is not able to assume responsibility for such amounts.

As well, the Company obtains certain of the raw materials, parts and components it uses from either sole suppliers or a limited number of suppliers, exposing it to concentration risks. If these supply arrangements were terminated or interrupted for reasons such as supplied goods not meeting the Company’s quality or safety standards or the suppliers’ operations being disrupted as a result of a variety of internal or external risks, including the continuing uncertainty in general economic conditions in Canada, the United States and certain other regions where the Company operates as well as risks associated with the current uncertainty in geopolitical environment with a resurgence and escalation of trade tariffs, which could further impact pricing, it could have difficulty establishing substitute supply arrangements on satisfactory terms. Problems with the Company’s supplies could have a material adverse effect on the Company’s business, results of operations or financial condition.

Moreover, the Company’s profitability is affected by fluctuations in the prices of the raw materials, parts and components it uses, including those experienced as a result of the inflationary environment and the imposition of tariffs over the last years, which in certain circumstances cannot be passed to its customers. In addition, although most of the shortages of key components experienced over the past years have improved, they have led to, and could continue to lead to, increases in the costs of materials and related price pressures, thereby potentially impacting the Company’s margins. Further, higher energy costs and fuel increases, notably in the context of ongoing military conflicts and actions and the imposition of tariffs, can adversely affect the pricing and availability of petroleum-based raw materials such as resins and rubber used in many of the Company’s products. The Company may not be able to pass along price increases in raw materials, parts or components to its customers. As a result, an increase in the cost of raw materials, parts and components used in the manufacturing of the Company’s products could reduce its profitability and have a material adverse effect on its business, results of operations or financial condition.

Furthermore, increased restrictions imposed on per- and polyfluoroalkyl substances (“PFAS”), which are used in parts and materials incorporated into our products, may negatively impact our supply chain due to the potential decreased availability or non-availability of PFAS-containing products and could have a material adverse effect on our business, results of operations, or financial condition. There is no assurance that suitable replacements for PFAS-containing parts and materials will be available on acceptable timelines or at comparable costs, or at all. Transitioning to substitutes may require reformulation, engineering validation, and testing and re-certification (including with the U.S. EPA), while the exit of certain PFAS producers may exacerbate shortages and price volatility. In addition, fragmented state and provincial regimes with PFAS registration, reporting, and recordkeeping obligations increase compliance complexity and costs and may result in delays, recalls, penalties, litigation, or reputational harm.

The Company has, and is expected to continue to have and incur, indebtedness and there can be no assurance that it will be able to pay its indebtedness as it becomes due

The Company has, and is expected to continue to have and incur, indebtedness, including obligations under the Revolving Credit Facility as well as obligations under the Term Facility. In addition, the Company may incur greater levels of indebtedness as a result of challenging economic or other conditions affecting the Company, including the seasonality of its business. The amount of indebtedness that the Company has from time to time may, among other things, limit the Company’s ability to obtain additional financing, require the Company to dedicate a substantial portion of its cash flow generated from operations to payments on its indebtedness or fixed costs (thereby reducing the funds available for other purposes), make the Company more vulnerable to economic downturns, or limit the Company’s flexibility in planning for, or reacting to, competitive pressures or changes in its business environment, any of which could, in turn, have a material adverse effect on its business, results of operations or financial condition.

BRP Inc.	Management’s Discussion and Analysis	58

The ability of the Company to make scheduled payments under its indebtedness will depend on, among other things, its future operating performance and its ability to refinance its indebtedness, if necessary. In addition, as the Company incurs indebtedness that mainly bears interest at fluctuating interest rates and is mainly denominated in U.S. dollars, to the extent that interest rates increase or the U.S. dollar appreciates relative to the Canadian dollar, its interest expense will increase, as has been experienced over the last three years given the significant increase of interest rates witnessed and the strengthening of the U.S. dollar relative to other currencies, including the Canadian dollar. While the Company actively manages its exposure to interest rate fluctuations and enters into interest rate derivatives from time to time, such contracts could limit the exposure to the interest rate increase. Furthermore, the Company does not have interest rate derivative contracts in place for all of its debt instruments and covering their entire maturity profile. As a result, there can be no assurance that the Company’s approach to managing its exposure to interest rate fluctuations will be effective in the future or that the Company will be able to enter into interest rate derivative contracts as deemed necessary on satisfactory terms. Each of these factors is, to a large extent, subject to economic, financial, competitive, regulatory, operational and other factors, many of which are beyond the Company’s control. Any failure by the Company to generate sufficient cash from its operations to pay its debt and other financial obligations could have a material adverse effect on its business, results of operations and financial condition.

The Company uses cash generated from its operating activities to fund its business and execute its growth strategy and may require additional capital that may not be available to the Company

The Company relies on net cash generated from its operating activities as its primary source of liquidity. To support the Company’s business and execute its growth strategy as planned, the Company will need to continue to generate significant amounts of cash from operations, including funds to pay personnel, invest further in its infrastructure and facilities and invest in research and development. In case of decreasing capacity of the Company to generate cash from operations, the eventual recovery of the Company may be delayed due to factors such as the cyclical nature of the Company’s business, the seasonality of certain of its products, and the inventory levels of the Company and that of its distributors and dealers. If the Company’s business does not generate cash flow from operating activities sufficient to fund these activities, and if sufficient funds are not otherwise available from its credit facilities, the Company may need to seek additional capital, through debt or equity financings, to fund its business or execute its growth strategy. Conditions in the credit markets (such as availability of financing, fluctuations in interest rates and deterioration of the global economic condition, the impact of global supply chain disruptions, the presence of global tensions and political conflicts, and other macroeconomic conditions) may make it difficult for the Company to obtain such financing on attractive terms, or even at all. Additional debt financing that the Company may undertake may be expensive and might impose on it covenants that restrict the Company’s operations and strategic initiatives, including limitations on its ability to incur liens or additional debt, pay dividends, repurchase its capital shares, make investments or engage in merger, consolidation and asset purchase transactions. Any equity financing may also be on terms that are dilutive to the Company’s shareholders, and the prices at which new investors would be willing to purchase equity securities may be lower than the price per share of the Company’s Subordinate Voting Shares. If new sources of financing are required, but are unattractive, insufficient, or unavailable, then the Company could be required to modify its business plans or growth strategy based on available funding, if any, which, in turn, could have a material adverse effect on the Company’s business, results of operations or financial condition.

Fluctuations in foreign currency exchange rates could result in declines in reported sales and net earnings

The Company reports its financial results in Canadian dollars and the majority of its sales and operating costs are realized in currencies other than the Canadian dollar. In Fiscal 2026, 55.7% of the Company’s revenues were realized in the United States and therefore exposed to United States dollars. The Company is also exposed to other currencies such as the Brazilian real, Swedish krona, Australian dollar, Norwegian krone, Chinese yuan, British pound, New Zealand dollar, Mexican peso and the Euro. If the value of any currencies in which sales are realized depreciate relative to the Canadian dollar, the Company’s foreign currency revenue will decrease when translated to Canadian dollars for reporting

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purposes. In addition, any depreciation in foreign currencies could result in higher local prices, which may negatively impact local demand and have a material adverse effect on the Company’s business, results of operations or financial condition. Alternatively, if the value of any of the currencies in which operating costs are realized appreciate relative to the Canadian dollar, the Company’s operating costs will increase when translated to Canadian dollars for reporting purposes. Although these risks may sometimes be naturally hedged by a match in the Company’s sales and operating costs denominated in the same currency, fluctuations in foreign currency exchange rates could create discrepancies between the Company’s sales and its operating costs in a given currency that could have a material adverse effect on its business, results of operations or financial condition. Fluctuations in foreign currency exchange rates could also have a material adverse effect on the relative competitive position of the Company’s products in markets where they face competition from manufacturers who are less affected by such fluctuations in exchange rates.

In addition, the Company’s indebtedness under its Term Facility and a portion of the Revolving Credit Facility are denominated in U.S. dollars. As a result, any strengthening of the U.S. dollar versus the Canadian dollar or any revaluation of the denomination of the Term Facility into Canadian dollars at the end of each reporting period can result in significant fluctuations of net income, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

While the Company actively manages its exposure to foreign-exchange rate fluctuations and enters into hedging contracts from time to time, such contracts hedge foreign-currency denominated transactions and any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, the Company does not have foreign exchange hedging contracts in place for some currencies in which it does business. As a result, there can be no assurance that the Company’s approach to managing its exposure to foreign-exchange rate fluctuations will be effective in the future or that the Company will be able to enter into foreign-exchange hedging contracts as deemed necessary on satisfactory terms.

Unfavourable weather conditions, and climate change more generally, may reduce demand and negatively impact sales and production of certain of the Company’s products

The sales of the Company’s products are affected by unfavourable weather conditions and the last years witnessed an increased number of global extreme weather events and unfavourable weather conditions were more frequent and notable in many regions of the world (lack of snow, wildfires, floods, tornadoes, heat and cold waves and cyclones), including some regions where the Company operates. Unfavourable weather in any particular geographic region may have a material adverse effect on sales of the Company’s products in that region. In particular, lack of snowfall during winter may materially adversely affect snowmobile sales, while excessive rain before and during spring and summer may materially adversely affect sales of off-road vehicles, three-wheel vehicles, PWCs, boats and marine propulsion systems. To the extent that unfavourable weather conditions continue to be exacerbated by global climate change or otherwise, the Company’s sales may be affected to a greater degree than previously experienced. There is no assurance that unfavourable weather conditions could not affect the Company’s sales for any of its products, which, in turn, could have a material adverse effect on the Company’s business, results of operations or financial condition.

Furthermore, any of the Company’s manufacturing facility may be vulnerable to the adverse effects of climate change. Changing market dynamics, global policy developments, and the increasing frequency and impact of extreme weather events on critical infrastructure in Canada, the United States, Mexico and elsewhere have the potential to disrupt the Company’s business and the business of its third-party suppliers, and may cause the Company to experience higher attrition, losses and additional costs to maintain or resume operations.

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The Company’s results of operations fluctuate from quarter to quarter and from year to year as they are affected, among other things, by the seasonal nature of its business

The Company’s results of operations experience substantial fluctuations from quarter to quarter and year to year. In general, retail sales of the Company’s products are highest in their particular season of use and in the immediately preceding period. For example, retail sales for snowmobiles will be highest in fall and winter and retail sales for PWCs will be highest in spring and summer. Revenues in the first half of the fiscal year have generally been lower than those in the second half. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, production scheduling for particular types of products and the introduction of new products and models. Any negative economic conditions that occur during the months of traditionally higher sales of a given product could have a disproportionate effect on the Company’s results of operations for the entire fiscal year. In addition, the Company’s dealers and distributors may modify orders, change delivery schedules or change the mix of products ordered. The Company may also make strategic decisions to deliver and invoice products at certain dates in order to lower costs or improve supply chain efficiencies or may be forced to do so because of supply chain issues or disruption. As a result, the Company’s results of operations are likely to fluctuate significantly from period to period such that any historical results should not be considered indicative of the results to be expected for any future period. In addition, the Company incurs significant additional expenses in the periods leading up to the introduction of new products which may also result in fluctuations in the Company’s results of operations, and which may focus on product categories that fall outside its historical core business, such as EVs. The Company’s annual and quarterly gross profit margins are also sensitive to a number of factors, many of which are beyond its control, including shifts in product sales mix, geographic sales trends, and currency exchange rate fluctuations, all of which the Company expects will continue. This seasonality in revenues, expenses and margins, along with other factors that are beyond the Company’s control, including general economic conditions, changes in consumer preferences, weather conditions, tariffs, free-trade arrangements, geopolitical uncertainty, the cost or availability of raw materials or labour, discretionary spending habits and currency exchange rate fluctuations, could materially adversely affect the Company’s business, results of operations or financial condition.

The Company relies on a network of independent dealers and distributors to manage the retail distribution of its products and failure to establish or maintain the appropriate level of dealers and distributors may negatively impact its business

The Company depends on the capability of its independent dealers and distributors to develop and implement effective retail sales plans to create demand among retail purchasers for its products. If the Company’s independent dealers and distributors are not successful in these endeavours, the Company will be unable to maintain or grow its sales. Dealers’ and distributors’ operating performance may be adversely affected by inventory imbalances, demand variability, macroeconomic conditions, or other disruptions, which can pressure their margins, profitability, and cash flow, and reduce their efficiency in conducting operations. If dealers or distributors are unable to sell or order additional inventory or to operate at customary service levels, our ability to deliver products through our dealer and distributor network could be constrained. This would ultimately impact the Company’s sales and potentially its market share, as it would reduce its capacity for shipment of other product lines that are in season.

Further, independent dealers and distributors may experience difficulty in funding their day-to-day cash flow needs and paying their obligations resulting from adverse business conditions, including weakened consumer spending or tightened credit. Inability to fund operations can force dealers and distributors to cease business, and the Company may not be able to obtain alternate distribution in the vacated market, which could negatively impact the Company’s sales through reduced market presence or inadequate market coverage. In the event of a dealer or distributor default under any financing arrangement, the Company may also be required to repurchase such dealer’s or distributor’s inventory from the financing company. Additionally, weak demand for the Company’s products, or a softening in industry demand as has been witnessed over the last year, may cause dealers and distributors to voluntarily or involuntarily reduce or terminate their business with the Company. In addition to dealers or distributors ceasing business, in some cases, the Company may seek to terminate relationships with

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some dealers or distributors leading to a reduction in the number of its dealers or distributors. Being forced to liquidate a former dealer’s or distributor’s inventory of the Company’s products could add downward pressure on such products’ prices. Ultimately, if the Company fails to establish or maintain an appropriate level of dealers and distributors for each of its products, the Company may not obtain adequate market coverage for the desired level of retail sales of its products.

Strategic portfolio and alignment decisions, including growth initiatives, market entries or exits, and partial divestitures and related strategic transactions in specified lines of business, could have an adverse effect on the Company’s reputation with its dealers by creating uncertainty, reducing confidence, and limiting willingness to invest in inventory, facilities, and future product lines.

Moreover, the unplanned loss of any of the Company’s independent dealers or distributors may create negative impressions of the Company with its retail customers and have a material adverse impact on the Company’s ability to collect wholesale receivables that are associated with that dealer or distributor. Also, if the Company’s dealer and distributor base were to consolidate, competition for the business of fewer dealers and distributors would intensify. If the Company does not provide product offerings and pricing that meet the needs of its dealers and distributors, or if the Company loses a substantial amount of its dealer and distributor base or is not able to expand in certain key regions, its business, results of operations or financial condition could be materially adversely affected.

The Company sells a majority of its products through dealer and distributor agreements. In general, distributors are contractually obligated to offer the Company’s products on an exclusive basis. However, many of the dealers through which the Company sells its products also carry competing product offerings and most dealers who sell the Company’s products exclusively are not contractually obligated to continue to do so and may choose to sell competing products at any time. If certain dealers or distributors decide to emphasize products from the Company’s competitors or to otherwise reduce their purchase of the Company’s products, notably as a result of having elevated levels of inventory to liquidate from such competitors, as was witnessed over the last year, it may lower the Company’s sales. The Company also relies on its dealers and distributors to service and repair its products. The addition of several new technologies in the Company’s products as well as the launch of new product categories, including the recently launched motorcycles, increase their complexity which in turn requires additional skills and knowledge from its dealers and distributors to service and repair these products. There can be no assurance that the Company’s dealers and distributors will provide high quality repair services to the Company’s customers. If dealers or distributors fail to provide quality service during either trial, delivery or after-sales service to the Company’s customers, the Company’s brand identity and reputation may be damaged, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

In order to remain competitive, the Company launched a Direct-to-Consumer platform allowing it to sell certain PA&A directly to its consumers in Canada and the United States through an online shopping experience. The Company may continue to leverage other sales strategies, which could include further changes to its existing distribution model. The Company’s ability to explore alternative models may depend on laws that could be interpreted to impose limitations on the direct-to-consumer sales model and on actions and efforts of its dealers and distributors against such changes. Any such attempt by the Company may also negatively impact its relationships with its existing dealers and distributors and limit its ability to develop relationships with new dealers and distributors, thereby potentially having a material adverse effect on the Company’s business, results of operations or financial condition.

The inability of the Company’s dealers and distributors to secure adequate access to capital could materially adversely affect the Company’s business, results of operations or financial condition

The Company’s dealers and distributors require adequate liquidity to finance their operations and to purchase the Company’s products. Dealers and distributors are subject to numerous risks and uncertainties that could unfavourably affect their liquidity positions, including, among other things, continued access to adequate financing sources on a timely basis and on reasonable terms. Overstocking and slow retail sales pose significant risks to dealers, impacting margins, profitability, and cash flow. This can lead to full credit limits, limiting dealers’ ability to take on new inventory and affecting the Company’s

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ability to deliver products. Seasonal imbalances, such as reduced snowfall, further strain capacity, potentially delaying shipments of in-season products and jeopardizing both the dealers’ and Company’s performances. The Company currently has agreements in place with large financing companies to provide inventory financing to its dealers and distributors to facilitate their purchase of the Company’s products. These sources of financing are instrumental to the Company’s ability to sell products through the Company’s distribution network, as a significant percentage of the Company’s sales are done under such arrangements. See “Business of the Company — Distribution, Sales and Marketing — Distribution and Sales — Dealers’ and Distributors’ Inventory Financing Arrangements”. The Company’s business, results of operations or financial condition could be materially adversely affected if a decline in financing availability to the Company’s dealers and distributors occurs, or if financing terms change unfavourably, or become too costly, as is the case to some extent in light of the fluctuating interest rate environment. This could require the Company to find alternative sources of financing, including the Company potentially providing financing directly to dealers and distributors, which could require additional capital to fund the associated receivables. In the event of a dealer or distributor default, the Company may be required to purchase new and unused products at the total unpaid principal balance to the finance company from financing companies providing inventory financing to the Company’s dealers and distributors, subject to certain caps as described under “Business of the Company – Distribution, Sales and Marketing”. Any requirement of the Company to purchase the inventory of several of its dealers or distributors could result in a material adverse effect on the Company’s business, results of operations or financial condition.

The Company is subject to laws, rules and regulations regarding product safety, health, environmental, noise pollution, privacy matters and other issues that could cause the Company to incur fines or penalties or increase its capital or operating costs

The Company is subject to federal, provincial/state and local/municipal laws, rules and regulations in Canada, the United States, Europe and other countries regarding product safety, health, environmental and noise pollution, human rights, privacy matters and other issues that could cause the Company to incur fines or penalties or increase the Company’s capital or operating costs, all of which could have a material adverse effect on the Company’s business, results of operations or financial condition. A failure to comply with, or compliance with, any such requirements or any new requirements could result in increased expenses to modify the Company’s products, or harm to its reputation, which could have a material adverse effect on the Company’s business, results of operations or financial condition. Other considerations in terms of regulations impacting the Company are with respect to the usage rules that can carry and change from one jurisdiction to another, for example some jurisdictions require or are considering requiring a license to operate the Company’s products and some could change interpretations or application of product classifications. Such licensing requirements may deter potential customers, thereby reducing the Company’s sales. Similarly, if certain products are classified differently than initially anticipated, a reclassification could impact the Company’s applicable taxes and tariffs and subject such products to higher rates or stricter regulations, and ultimately adversely impact the Company’s pricing, margins or overall competitiveness if the Company is forced to adjust its offerings or pass on additional costs to customers. The Company’s products are also subject to laws, rules and regulations imposing environmental, noise emission, zoning and permitting restrictions, which laws, rules and regulations are subject to change and may limit the locations where the Company’s products may be sold or used or restrict their use during certain times or on certain conditions. In addition, the European Union’s new Cyber Resilience Act, effective in 2027, will introduce significant cybersecurity requirements for all vehicles sold in the EU, adding new compliance challenges and potential costs. In the event of pandemics, epidemics, disease outbreaks and other public health crises, the Company may have to adapt its health and safety measures throughout its facilities to comply with changing local regulations, resulting in incremental costs to the Company, as was the case in connection with the COVID-19 pandemic.

Climate change continues to receive attention worldwide. A perceived consensus among scientists, legislators and others regarding the impact of increased levels of greenhouse gases, including carbon dioxide, on climate change has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. Moreover, the Company is already facing greater customer pressure to develop products that generate less emissions. This is likely to require the Company to spend additional funds on research and development and implementation and subject the Company to the risk that the Company’s competitors

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may respond to these pressures in a manner that gives them a competitive advantage. The development of such products may also present challenges in maintaining the look, sound and feel of the Company’s products. Additional regulations of emissions are also expected in the near future but it is too early to predict whether they could ultimately have a material adverse effect on the Company. The pressure for decarbonization also materializes itself through the emergence of circular economy policies worldwide, which translate into legal requirements and obligations extending producers’ responsibilities, thereby shifting responsibilities towards the producers (manufacturers and importers of products) to manage products’ life-cycle from design up to the post-consumer stage (i.e. ecodesign, reporting, taxes to recycling, customer information and labelling), as well as policies and obligations requiring producers to take actions to ensure the durability, repairability and maintenance of goods, in order to protect consumers from planned obsolescence. For instance, packaging regulations require reducing harmful substances, minimizing packaging, and using more sustainable materials. The Company’s strategy to address these risks presents additional risks, including with respect to the Company’s ability to ensure compliance with rules, laws and regulations applicable to the EV industry, as well as exposure to the increasing government enforcement actions and civil suits alleging “greenwashing”, which call for increased vigilance when it comes to ESG reporting and communication. In this regard, Canada has introduced legislative provisions in Bill C-59, amending the Competition Act to address “greenwashing” and “social washing,” requiring companies to substantiate sustainability-related claims using recognized methodologies. These obligations reinforce the importance of robust data collection, comprehensive methodology, and effective controls to mitigate potential legal exposure, and they exacerbate the Company’s exposure to civil law suits on such grounds. The Company is also subject to environmental laws, rules and regulations pursuant to which, among other things, current or previous owners or occupants of property may become liable for the contamination of such property and, as a result, may be liable for the costs of investigating, removing and monitoring any hazardous substances found on the property. Given the nature of the Company’s manufacturing activities and the fact that certain of its facilities have been in operation for many years, the Company and the prior owners or occupants of its property may have generated and disposed of materials that are or may be considered hazardous. The Company is aware of certain current environmental liabilities in relation to certain of its property and it is possible that additional environmental liabilities may arise in the future as a result of any prior or future generation or disposal of hazardous materials. The Company may therefore incur material costs and obligations related to environmental compliance and remediation matters in the future. Any failure to comply with, or the compliance with, any applicable environmental laws, rules or regulations, could have a material adverse effect on the Company’s business, results of operations or financial condition.

Over the last few years, there has also been a growing focus on regulation related to privacy and the use and safeguarding of personal information. Building on the example of Europe with its General Data Protection Regulation (GDPR) adopted in 2018, Canada, the United States and several other jurisdictions have bolstered their privacy regimes, in ways that result in higher regulatory requirements for the Company, which continues to advance its privacy program to comply with new and amended legislation where it does business. For example, in Quebec, Law 25 (previously Bill 64), fully came into effect in September 2024 modernizing the province’s private-sector privacy regime, introducing new regulations related to biometrics and automated decisions, and giving new powers to regulators to impose monetary administrative penalties. Outside of Canada, large fines and settlements have been imposed for breaches of privacy rights and failure to comply with regulatory privacy requirements – evidence of heightened regulatory vigilance and enforcement. The California Consumer Privacy Act was also enhanced and amended in 2023 by the California Privacy Rights Act, which includes new and expanded privacy rights for California residents and other states have introduced privacy legislation, which is leading to a growing patchwork of privacy laws in the United States. In the European Union and the United Kingdom, there are ongoing concerns regarding the transfer of personal data to countries lacking adequate privacy protection. These evolving privacy regulations can significantly impact the Company’s operations, potentially leading to increased compliance costs, operational disruptions, and substantial financial penalties for non-compliance. Moreover, failure to adhere to these regulations can damage the Company’s reputation, erode customer trust, and adversely affect profitability.

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The Company’s connected products may be vulnerable to cyber-attacks

The risk of cyber-attacks targeting connected products has risen with the proliferation of technology designed to connect vehicles to external networks. Many of the Company’s products incorporate connectivity features such as ®Bluetooth, and mobile applications that link vehicles to external networks and cloud-based services. Although the Company designs and specifies vehicle and systems-level cybersecurity controls and protections for its connected products, it cannot provide assurance that such controls will be effective in preventing cyber intrusion.

Any successful cyber-attack on the Company’s connected products could impact the performance or safety of such products, result in the loss or inappropriate use of sensitive consumer data, damage the Company’s reputation, or result in government enforcement, litigation, product recalls, or warranty claims. The costs of product cybersecurity failures or non-compliance with applicable regulations could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company has a relatively large fixed cost base that can affect its profitability in a declining sales environment

The fixed costs involved in owning and operating the Company’s facilities can reduce the Company’s gross profit margin when sales and production decline, such as could be the case as a result of the easing, but still elevated inflationary environment. The Company’s profitability is dependent, in part, on its ability to spread fixed costs over an increasing number of products sold and shipped, and if the Company is required to reduce its rate of production, gross profit margin could be negatively affected. Consequently, decreased demand can lower the Company’s ability to absorb fixed costs, which could have a material adverse effect on its business, results of operations or financial condition.

The Company faces intense competition in all product lines and any failure to compete effectively against competitors or any failure to meet consumers’ evolving expectations could materially adversely impact the Company’s business, results of operations or financial condition

The industries in which the Company operates are highly competitive. Competition in these industries is based upon a number of factors, including price, quality, reliability, styling, product features, warranties, overall consumer experience and the ability to constantly innovate. At the dealer and distributor level, factors impacting competition include sales and marketing support programs such as retail sales promotions, dealer and distributor performance bonuses, and dealer and distributor inventory financing. Some of the Company’s competitors are more diversified and have financial and marketing resources that are greater than the Company’s, which allow these competitors to invest more heavily in intellectual property, product development, sales and marketing support and innovative consumer offers. The Company is also subject to competitive pricing, notably in the face of emerging competitors with lower costs of operations, which are now offering diversified product lines and expanding their footprint internationally, including to North America. Such competition and pricing pressure may limit the Company’s ability to maintain prices or to increase prices for its products in response to raw material, component and other cost increases, and therefore negatively affect the Company’s profit margins.

In addition, the industries in which the Company does business may experience significant change in the coming years. Participants are disrupting, and could continue to disrupt, the historic business model of such industries through the introduction of new technologies, products, business models or services as well as by establishing alternative sales channels. The Company expects to face increased pressure in the future to develop new products and services, including products and services that could be viewed as falling outside its historical core business such as EVs and digital services, as well as to adopt new industry developments such as AI, machine learning and automation. If the Company does not invest sufficiently in such technology and industry developments, appropriately implement new technologies or evolve its business at sufficient speed and scale in response to such developments, or if it does not make the right strategic investments to respond to these developments, its products, results of operations and ability to develop and maintain its business could be negatively affected. Its competitors or other third parties may incorporate AI technologies into their services, products and business more quickly or more

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successfully than the Company, which could impair its ability to compete effectively and materially and adversely affect its results of operations and financial condition. The industry may also be impacted as a result of cross-border consolidation of competition, thereby adding pressure on the Company and its ability to remain competitive without itself proceeding with similar acquisitions or consolidations.

With the demand for digital capabilities increasing in the last few years, a failure to keep pace with customer demands or to react to or anticipate changing trends in a timely and cost-efficient manner could affect the Company’s customer base and limit the Company’s ability to attract new customers. Although the Company accelerated its digital transformation in the last few years and increased customer demands, its competitors may adapt their customer experience more rapidly or in a more cost-efficient manner, which could adversely affect the Company’s business, results of operations or financial condition, reputation and brand value.

The process of designing and developing new technologies, products and services is complex, costly and uncertain, requires extensive capital investment and is dependent upon the ability to recruit and retain talent. There can be no assurance that future innovation is achievable or will occur in a timely manner, or that competitors of the Company will not be able to develop new technologies, products and services before the Company does or that it will acquire technologies on an exclusive basis or at a significant price advantage. In this context, the Company is also exposing itself to the risks associated with expanding into new markets and industries, which success may be adversely affected by a number of factors, including the potential need for greater investments than originally planned in advertising and promotional activity to build brand awareness, the difficulties in predicting consumer tastes and discretionary spending patterns which may differ from its existing markets, and the complexities related to sourcing new materials, processes and technologies and adopting entirely new business models. If the Company is not able to compete with new products, product features, models or product prices of its competitors, to attract new dealers and distributors and retain existing ones, to adapt to changing consumer habits or disruption in historical business models, or to successfully execute its plans to enter new markets and industries, the Company’s business, results of operations or financial condition could be materially adversely affected.

If the Company fails to maintain an effective system of internal control over financial reporting, the Company may not be able to produce accurate and timely financial statements

Ensuring that the Company has adequate internal financial and accounting controls and procedures in place so that it can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. If the Company fails to correct any material weakness it may have in its internal controls, or having corrected such material weakness, in whole or in part, thereafter, fails to maintain the adequacy of its internal controls, the Company may be unable to report its financial results accurately, which could increase operating costs and harm its business, including investors’ perception of its business and the price of its Subordinate Voting Shares. Any continued or future failure to maintain adequate internal controls over financial reporting could materially adversely affect the Company’s business, results of operations or financial condition.

The Company’s success depends upon the continued strength of its reputation and brands

The Company’s well-established brands include Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Quintrex boats, and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. The Company believes that its reputation and brands are significant contributors to the success of its business. Any negative publicity about the Company’s products could diminish customer trust, do significant damage to the Company’s reputation and brands and negatively impact sales. As the Company expands into new geographical markets, including through acquisitions, maintaining and enhancing its brands may become increasingly difficult and expensive, as consumers in these markets may not accept its brand image. Similarly, its brand recognition and reputation could be impacted by the Company’s previously announced intention and attempt to exit the marine industry, the decision to limit further EV investments and to align future EV product introductions with customer demand and the decision to cease for an indefinite period its activities under the business unit targeting low voltage and human assisted product categories. Failure to maintain and enhance the

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Company’s brands in any of its markets may materially adversely affect the Company’s business, results of operations or financial condition.

The Company’s brands and branded products could also be adversely impacted by incidents that reflect negatively on the Company. Moreover, the negative impact of these events may be aggravated by their coverage in media and on social media, over which the Company has no control. For instance, there has been increased media attention in the last years with respect to the unauthorized use by third parties of Rotax engines in military drones in politically-sensitive areas. The increasing use of social media has also heightened the need for reputational risk management. While reputations may take decades to build, any negative incidents can quickly erode trust and confidence, particularly if they result in negative mainstream and social media publicity. Any actions the Company take that cause negative public opinion have the potential to negatively impact the Company’s reputation, which may materially adversely affect its business, results of operations or financial condition.

An adverse determination in any significant product liability claim against the Company could materially adversely affect its business, results of operations or financial condition

The development, manufacturing, sale and usage of the Company’s products expose the Company to significant risks associated with product liability claims. If the Company’s products are defective, malfunction or are used incorrectly by its consumers, it may result in bodily injury, property damage or other injury, including death, which could give rise to product liability claims against the Company. Changes to the Company’s manufacturing processes and the production of new products could result in product quality issues, thereby increasing the risk of litigation and potential liability. Any losses that the Company may suffer from any liability claims and the effect that any product liability litigation may have upon the brand image, reputation and marketability of the Company’s products could have a material adverse impact on its business, results of operations or financial condition.

No assurance can be given that the Company’s historical claims record will not change, that material product liability claims will not be made in the future against the Company, or that claims will not arise in the future in excess or outside the coverage of the Company’s indemnities and insurance. The Company records provisions for known potential liabilities, but there is the possibility that actual losses may exceed these provisions and therefore negatively impact earnings. The amount of capacity covered by the insurance market is also reducing, and the cost of adequate product liability insurance continues to increase, and as such the Company may not be able to obtain in the future product liability insurance at reasonable costs or on acceptable terms, especially in light of the increase in the number of product quality cases combined with the nuclear verdict trend in the United States, which can result in excessive verdicts with grossly disproportionate damages, thereby impacting the results of insurers’ risk assessments. Adverse determinations of material product liability claims made against the Company could also harm the Company’s reputation and cause it to lose customers and could have a material adverse effect on its business, results of operations or financial condition.

Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on the Company’s business, results of operations or financial condition

The Company provides a limited warranty against defects for all of its products for a period generally varying from twelve to thirty-six months. The Company may provide extended warranty coverage related to certain promotional programs, as well as extended warranty coverage in certain geographical markets as determined by local laws, rules or regulations and market conditions. The Company also provides a limited emissions warranty for certain emissions related parts in its products as required by the United States Environmental Protection Agency and the California Air Resources Board. Although the Company employs development and quality control procedures, it happens that a product manufactured by the Company needs repair or replacement or is recalled. The Company’s standard warranties require that dealers repair or replace defective products during such warranty periods at no cost to the consumer. The Company records provisions based on an estimate of product warranty claims, but there is the possibility that actual claims may exceed these provisions, especially if it relates to new products that bring

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additional complexities and for which the Company does not have the same historical knowledge, such as EVs, or with respect to software and hardware recalls that are becoming more frequent, therefore negatively impacting earnings. The Company could make major product recalls or could be held liable in the event that some of its products do not meet safety standards or statutory requirements on product safety or consumer protection. In addition, the risks associated with product recalls may be aggravated if production volumes increase significantly, or if supplied goods do not meet the Company’s standards, or the Company fails to perform its risk analysis systematically or product-related decisions are not fully documented. Historically, product recalls have been administered through the Company’s dealers and distributors. The repair and replacement costs that the Company could incur in connection with a recall could have a material adverse effect on the Company’s business, results of operations or financial condition. Product recalls could also harm the Company’s reputation and cause it to lose customers, particularly if recalls cause consumers to question the safety or reliability of the Company’s products, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

Failure to carry adequate insurance coverage may have a material adverse effect on the Company

The Company maintains liability insurance, property and business interruption insurance, cyber liability insurance, cargo insurance, workers’ compensation coverage in the United States to the required statutory limits, automotive liability insurance, aviation insurance and directors and officers insurance, and its insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions. However, there is no guarantee that insurance proceeds will be paid to it in a timely manner or that the Company’s insurance coverage will be sufficient. The Company has manufacturing sites that are the exclusive source of some of its materials, such that if these sites were subject to disruptive events outside of its control, it could have a material effect on the Company’s supply chain logistics and operations’ interdependencies and could result in losses in excess of its insurance coverage. Any uninsured loss or claim (including a loss that is less than the applicable deductible or that is not covered by insurance, such as, in certain cases, losses due to acts of war and certain natural disasters), or a loss or claim in excess of insured limits, in full or in part, may result in significant expenditures by the Company. Moreover, the Company may not be able to maintain insurance policies in the future at reasonable costs, on acceptable terms or at all, which may adversely affect its business, financial condition and results of operations. The successful assertion of one or more large claims against the Company that exceed available insurance coverage, or the occurrence of changes in the Company’s insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect its business, financial condition and results of operations.

Among other factors, national security concerns, acts of war, certain natural disasters, pandemics, or any changes in any applicable statutory requirement binding insurance carriers to offer certain types of coverage could also adversely affect available insurance coverage and result in, among other things, increased premiums on available coverage (which may cause the Company to elect to reduce its policy limits or not renew its coverage) and additional exclusions from coverage. As cyber incidents and threats continue to increase in frequency and evolve in complexity, the Company may also be required to expend additional, perhaps significant, resources to continue to update, modify or enhance its protective measures or to investigate and remediate any vulnerability to cyber incidents, and may seek to obtain or maintain cybersecurity insurance coverage; however, such insurance may be subject to exclusions, deductibles, and coverage limits, may not be available on commercially reasonable terms, and may not ultimately cover all losses or liabilities arising from such incidents.

The Company depends upon the successful management of the inventory levels, both at the Company’s and the dealers’ and distributors’ levels, and any failure to successfully manage inventory levels could have a material adverse effect on the Company’s business, results of operations or financial condition

The Company must maintain sufficient inventory levels to operate its business successfully. However, the Company must also guard against accumulating excess inventory as it seeks to minimize lost sales.

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The nature of the Company’s product lines requires the Company to purchase supplies and manufacture products well in advance of the time these products are offered for sale. As a result, the Company may experience difficulty in responding to a changing retail environment which have led, and may continue to lead, to softening consumer demand and to excess inventory. Sales for certain product lines are managed through longer term purchase commitments, and the Company plans annual production levels and long-term product development and introduction based on anticipated demand, as determined by the Company in reliance on its own market assessment and regular communication with its dealers, distributors and other customers. If the Company does not accurately anticipate the future demand for a particular product or the time it will take to adjust inventory, its inventory levels will not be appropriate and its results of operations may be negatively impacted, including through lower gross profit margins due to greater than anticipated discounts and markdowns that might be necessary to reduce inventory levels. On the other hand, the sales of certain other product lines are managed through shorter-term purchase commitments, and the Company has introduced a flexible order management system for some of its products, which inability to function or to be flexible enough could have a material impact on the Company’s management of such commitments. Further, any failure by the Company to maintain adequate inventory levels for such products, due to shortages of key components, supply chain disruptions and labour shortages, could result in undesirable delivery delays for its customers or in the loss of certain sales, which could, in turn, have a material adverse effect on the Company’s business, results of operations or financial condition. Alternatively, if the Company has excess inventory it could lead to lost or discounted sales, which could, in turn, have a material adverse effect on the Company’s business, results of operations, financial condition, and market share.

Additionally, the Company’s dealers and distributors could decide to reduce the number of units of the Company’s products they hold. Such a decision would likely require the Company to reduce its production levels, thus resulting in lower rates of absorption of fixed costs in the Company’s manufacturing facilities and lower gross profit margins. If the Company’s dealers and distributors then placed additional orders for the Company’s products, this could impair the Company’s ability to respond rapidly to these demands and adequately manage its inventory levels, which could materially adversely affect its business, results of operations or financial condition.

The Company may be unable to protect its intellectual property, or it may incur substantial costs as a result of litigation or other proceedings relating to protection of its intellectual property

Following its innovation-focused strategy, the Company’s success depends in part on its ability to protect its patents, trademarks, copyrights and trade secrets from unauthorized use by others. If substantial unauthorized use of the Company’s intellectual property rights occurs, the Company may incur significant costs in enforcing such rights by prosecuting actions for infringement of its rights, particularly taking into account that policing unauthorized use of the Company’s intellectual property may be more difficult outside North America and Europe and that the laws in those jurisdictions may not protect intellectual property rights to the same extent as the laws in North America and Europe, or may be more difficult to carry out enforcement actions. Such unauthorized use could also result in the diversion of engineering and management resources to these matters at the expense of other tasks related to the business. Also, because of the rapid pace of technological change in the Company’s industry, aspects of its business and products rely on technologies developed or licensed by third parties, and the Company may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. Others may initiate litigation to challenge the validity of the Company’s patents, trademarks, copyrights and trade secrets or those of third parties on which the Company relies through licenses or otherwise, or allege that the Company or such third parties infringe their patents, trademarks, copyrights or trade secrets. If the Company’s competitors initiate litigation to challenge the validity of the Company’s patents, trademarks, copyrights and trade secrets, or those of third parties on which the Company relies through licenses or otherwise, or allege that the Company or such third parties infringe theirs, the Company may incur substantial costs to defend its rights or may not be able to obtain or continue to obtain licenses from these third parties. If the outcome of any such litigation is unfavourable to the Company or these third parties, its business, results of operations or financial condition could be materially adversely affected. The Company also cannot be sure that the patents it has obtained, or other protections such as confidentiality and trade secrets, will be adequate to prevent imitation of its products

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and technology by others. If the Company is unable to protect its technology through the enforcement of intellectual property rights, its ability to compete based on technological advantages may be harmed. If the Company fails to prevent substantial unauthorized use of its trade secrets, it risks the loss of certain competitive advantages, which could have a material adverse effect on its business, results of operations or financial condition.

Some of the Company’s direct and indirect competitors may have significantly more resources to direct toward developing and patenting new technologies. It is possible that the Company’s competitors will develop and patent equivalent or superior technologies and other products that compete with the Company’s products. They may assert these patents against the Company and the Company may be required to license these patents on unfavourable terms or cease using the technology covered by these patents, either of which could harm the Company’s competitive position and may materially adversely affect its business, results of operation or financial condition.

Additionally, the Company has been and could in the future be a defendant in patent proceedings or similar actions and if it is unsuccessful in its defense of any of these actions, there could be material adverse consequences including payment of monetary damages, licensing of patents on unfavourable terms, limitations on its ability to use certain technology and removal of desirable features from the Company’s products. Even if the Company was able to defeat such claims, the allegation that it is infringing on others’ intellectual property rights could harm its reputation and cause it to incur significant costs in connection with its defense of these actions. Also, from time to time, third parties have challenged, and may in the future try to challenge, the Company’s trademark rights and branding practices. The Company may be required to institute or defend litigation to enforce its trademark rights, which, regardless of the outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition. If the Company loses the use of a product name, its efforts spent building that brand will be lost and it will have to rebuild a brand for that product, which it may or may not be able to do.

The Company may not be able to successfully execute its manufacturing strategy or to adjust to fluctuating customer demand as a result of manufacturing capacity constraints

One of the priorities of the strategic plan established by management consists of sustained efforts in the areas of cost reduction and operational efficiencies. This priority aims in part at leveraging the strength of the Company’s established manufacturing centers. In addition, in order to help the Company respond to ongoing changes in the marketplace and reduce inventory across the supply chain, the Company’s cost reduction and operational efficiencies efforts focus on further implementing model mix production on its assembly lines, which allows the Company to produce a greater range of models on a weekly and daily basis, without expensive set-up costs or production downtime. The Company believes that flexible manufacturing is the key element to enable improvements in the Company’s ability to respond to customers in a cost-effective manner. The success of the Company in implementing this priority of its strategic plan is dependent on the involvement of management, production employees and suppliers. Any failure to achieve this cost reduction and operational efficiencies priority (including the anticipated levels of productivity and operational efficiencies) in the Company’s manufacturing facilities, could materially adversely impact the Company’s business, results of operations or financial condition and its ability to deliver the right product at the right time to the customer.

A significant increase in demand for its products, the development of new products or the enhancement of existing products or models could require the construction, improvement, re-configuration, relocation or expansion of the Company’s existing production facilities. Any such development of new manufacturing operations inherently involves a number of risks and uncertainties, including ongoing compliance with regulatory requirements, procurement and maintenance of construction, procurement of building materials and equipment, environmental and operational licenses and approvals for additional expansion, potential supply chain constraints, hiring, training and retaining qualified employees, receipt of the expected subsidies and ability to realize on the expected synergies and related delays in operating facilities at a maximum production level while manufacturing high-quality units at scale. There can be no assurance that the Company’s current or future manufacturing capabilities will

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be sufficient to meet customer demand in the future or that the Company will be able to successfully expand its manufacturing capabilities, or do so in a timely manner, to meet demand, which could result in loss of revenue and market share. Similarly, the competitive real estate landscape continues to evolve and there can be no assurance that the Company will be able to identify and to secure, in a timely manner, through long-term leases or acquisitions, lands and buildings that offer optimal location and meet the other business and operational requirements, while also being on acceptable pricing terms and conditions.

Conversely, given the continuously changing retail environment the Company had to adjust its manufacturing strategy and optimize some of its investments to better align supply to demand, which resulted in manufacturing centers that are not optimized at full capacity, with production downtimes, thereby not leveraging the operational efficiencies expected. The Company’s ability to further adjust its manufacturing strategy and expansion plans in an agile manner may depend on the terms of the applicable agreements, the current status of some of its projects and plans, and other factors that may not be in its control, and which may result in some costs and inefficiencies for the Company, including high fixed costs that impact the Company’s gross margins when sales and production decline.

Increased freight and shipping costs or disruptions in transportation and shipping infrastructure could adversely impact the Company’s business, results of operations or financial condition

The Company uses external freight shipping and transportation services to transport and deliver products and raw materials. Adverse fluctuations in freight costs, limitations on shipping and receiving capacity, and other disruptions in the transportation and shipping infrastructure at important geographic points of exit and entry for the Company’s products and raw materials could adversely affect its business and results of operations. For example, delivery delays or increases in transportation costs (including through increased fuel costs, increased carrier rates or driver wages as a result of driver shortages, a decrease in transportation capacity for overseas shipments, work stoppages or slowdowns, or alternative shipping arrangements) could significantly decrease the Company’s ability to make sales and earn profits. Labour shortages or work stoppages in the transportation industry or long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of deliveries or which would necessitate the Company securing alternative shipping suppliers could also increase its costs or otherwise negatively affect its business, results of operations or financial condition. In addition, tariffs and trade restrictions imposed by governments can further increase shipping costs and create additional challenges in securing cost-effective transportation for raw materials and finished goods. The Company’s inbound shipping costs are also impacted by changing dynamics in the ocean shipping industry, most notably by the wave of market consolidation observed in container shipping in recent years. In the last few years, the Company experienced, and may in the future continue to experience, higher freight costs, which could have an impact on the Company’s results of operations. Disruptions in the movement of freight are also impacting the Company’s freight costs and ultimately its revenues, notably by forcing the Company to resort to expedited freight or air freight in order to secure its supply to maintain production and mitigate delays.

Covenants contained in agreements to which the Company is a party affecting and, in some cases, significantly limiting or prohibiting the manner in which the Company operates its business

Some of the financing and other major agreements to which the Company is a party, including the Term Facility and the Revolving Credit Facility, contain certain covenants that, in certain circumstances and based on certain financial ratios, affect and, in some cases, significantly limit, among other things, the activities in which the Company may engage, the ability of the Company to incur debt, grant liens over its assets, engage in lines of business different from its own, consummate asset sales, pay dividends or make other distributions, redeem or otherwise retire shares or make other restricted payments, make loans, advances and other investments, and merge, consolidate or amalgamate with another person. For instance, under the Revolving Credit Facility, the Company is bound by a fixed charge coverage ratio applicable if excess availability under its Revolving Credit Facility is less than $100.0 million for seven consecutive business days (until such time as such excess availability exceeds $100.0 million for seven consecutive business days). These covenants may prevent the Company from pursuing certain business opportunities or taking certain actions that may be in the best interest of the business, which could materially adversely affect its business and financial results.

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A failure by the Company to comply with such contractual obligations or to pay amounts due under financing and other major agreements could result in an acceleration of the debt incurred under such agreements, a termination of the commitments made thereunder, as well as an exercise of remedies provided therein by the creditors of the Company (including foreclosure over substantially all of the assets of the Company). In such a situation, the Company may not be able to repay the accelerated indebtedness, fulfill its obligations under certain contracts or otherwise cover its fixed costs, which could result in a material adverse effect on the Company’s business, results of operations or financial condition.

Tax matters and changes in tax laws could materially adversely affect the Company’s business, results of operations or financial condition

The Company, as an international company conducting operations through subsidiaries in multiple jurisdictions, is subject to income taxes in Canada, the United States and numerous other foreign jurisdictions. The Company’s effective income tax rate in the future could be adversely affected as a result of a number of factors, including acquisitions, changes in the mix of earnings in countries with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, and changes in tax laws, regulations or their interpretation, including the global minimum tax regimes, (based on the Pillar Two guidelines or its interpretation from the Organization for Economic Co-operation and Development’s (OECD). Additionally, unanticipated changes in effective tax rates or adverse outcomes from tax audits or from tax return examinations in various jurisdictions around the world, including potential disputes, could adversely impact the Company’s operating results and financial conditions. The Company regularly assesses all of these matters to determine the adequacy of its tax liabilities. If any of the Company’s assessments turn out to be incorrect, the Company’s business, results of operations or financial condition could be materially adversely affected.

The Company’s Canadian and foreign subsidiaries undertake certain operations with other related subsidiaries in different jurisdictions, including Canada, the United States, Mexico, Finland, Austria, Germany, Switzerland, Australia, Brazil and China. The tax laws of these jurisdictions, including Canada, have detailed transfer pricing rules that require that all transactions with non-resident related parties be priced using arm’s length pricing principles. Although the Company believes that its transfer pricing policies have been reasonably determined in accordance with arm’s length principles, the taxation authorities in the jurisdictions where the Company carries on business could challenge its arm’s length related party transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge the Company’s transfer pricing policies, its income tax expense may be adversely affected and the Company could also be subjected to interest and penalties. Any such increase in the Company’s income tax expense and related interest and penalties could have a material adverse effect on its business, results of operations or financial condition.

The Company’s Canadian and foreign entities are entitled to claim certain expenses, deductions, and tax credits, including research and development expenses and Scientific Research and Experimental Development tax credits. Although the Company believes that its claims or deductions have been reasonably determined, there can be no assurance that the Canadian (federal or provincial) or the relevant foreign taxation authorities will agree. If a taxation authority were to successfully challenge the correctness of such expenses, deductions, or tax credits claimed, or if a taxation authority were to reduce any tax credit either by reducing the rate of the grant or the eligibility of some research and development expenses in the future, the Company’s business, results of operations or financial condition could be materially adversely affected.

An impairment of the carrying value of goodwill and intangibles with indefinite useful life could negatively impact the Company’s consolidated results of operations and net worth

Goodwill and intangible assets with indefinite useful life, such as the Company’s trademarks, are recorded at fair value at the time of acquisition and are not subsequently amortized. These assets are tested for impairment annually or whenever there is an indication of impairment. An impairment loss is

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recognised on Goodwill and intangibles with indefinite useful life to the extent that the carrying amount of their underlying cash generating unit (“CGU”) or group of CGUs exceeds its recoverable amount. Significant and unanticipated changes in circumstances, such as significant and long-term adverse changes in business climate, unanticipated competition, changes in technology or markets, and/or acquisitions not yielding expected returns, and a plan to dispose a major line of business could represent a trigger for impairment in a future period. If an impairment loss was recognized, it could negatively impact the Company’s business, results of operations or financial condition, and reduce the Company’s consolidated net worth.

Deterioration in relationships with the Company’s non-unionized and unionized employees could have a material adverse effect on the business, results of operations or financial condition

A majority of the Company’s employees are non-unionized, including in facilities in Canada and the United States. The maintenance of a productive and efficient labour environment and, in the event of unionization of these employees, the successful negotiation of a collective bargaining agreement, cannot be assured. A deterioration in relationships with employees or in the labour environment could result in work interruptions or other disruptions, or cause management to divert time and resources from other aspects of the Company’s business, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

Some of the Company’s subsidiaries are party to collective bargaining arrangements that expire at various times in the future, namely (i) BRP-Rotax GmbH & Co KG in Gunskirschen, Austria, (ii) BRP Finland Oy in Rovaniemi, Finland, (iii) BRP Queretaro S.A. de C.V. in Queretaro, Mexico (iv) BRP Megatech Industries Inc. in Shawinigan, Canada and (v) BRP Brazil Motorsports Ltd. in Campinas, Brazil. As the Company is dependent on unions to renew these agreements on terms that are satisfactory as they become subject to renegotiation from time to time, the outcome of these labour negotiations could have a material adverse effect on the Company’s business, results of operations or financial condition. Such could be the case if current or future labour negotiations or contracts were to further restrict its ability to maximize the efficiency of its operations. In addition, the Company’s ability to make short-term adjustments to control compensation and benefit costs is limited by the terms of the applicable collective arrangements.

The Company cannot predict the outcome of any current or future negotiations relating to labour disputes, union representation or the renewal of the collective arrangements, nor can the Company assure that it will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of any current or future negotiations. If its unionized workers engage in a strike or any other form of work stoppage, or if non-unionized employees wish to unionize, the Company could experience a significant disruption to its operations, damage to its property and/or interruption to its services, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

Pension plan liability may have a material adverse effect on the Company

Economic cycles can have a negative impact on the funding of the Company’s remaining defined benefit pension obligations and related expenditures. In particular, a portion of the Company’s pension plan assets is invested in equity securities, which can experience significant declines if financial markets weaken. A portion of the Company’s pension plan assets is also invested in debt securities, which can experience significant declines if interest rates rise. The Company is required to make additional contributions to fund any plan that is in deficit as well as to fund plan modifications. There is no guarantee that the expenditures and contributions required to fund these defined benefit pension obligations will not increase in the future and therefore negatively impact the Company’s operating results, liquidity and financial position. Risks related to the funding of defined benefit pension plans may materialize if total obligations with respect to such a pension plan exceed the total value of the plan fund’s assets. Shortfalls may arise due to lower-than-expected returns on investments, changes in the discount rate used to assess the pension plan’s obligations, and actuarial losses, as well as changes to existing federal pension laws and regulations. Any of these risks could result in a material adverse effect on the Company’s business, results of operations or financial condition.

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Natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, boycotts and geo-political events could materially adversely affect the Company’s business, results of operations or financial condition

The occurrence of one or more natural disasters, such as hurricanes and earthquakes, unusually adverse weather, as has been witnessed over the last years with significant increase in global extreme weather events and more frequent unfavourable weather conditions, epidemic or pandemic outbreaks, boycotts and geo-political events, such as military conflicts or actions maintaining tensions in specified regions or globally, or civil unrest and acts of terrorism, or similar disruptions could materially adversely affect the Company’s business, results of operations or financial condition. These events could result in physical damage to one or more of the Company’s properties, increases in fuel or other energy prices, temporary or permanent closure of one or more of the Company’s facilities, temporary lack of an adequate workforce in a market, temporary or long-term disruption in the supply of raw materials, product parts and components, temporary disruption in transport to and from overseas, disruption in the Company’s distribution network and disruption to the Company’s information systems. The Company may incur expenses or delays relating to such events outside of its control, which could have a material adverse impact on its business, operating results and financial condition.

Volatility in the market price of the Subordinate Voting Shares

The market price of the Company’s Subordinate Voting Shares has fluctuated in the past and it is reasonable to expect it to fluctuate in the future. In addition to the other risks described herein, the market price of the Subordinate Voting Shares may be influenced by many factors, many of which are beyond the Company’s control, including:

●	actual or anticipated fluctuations in the Company’s quarterly results of operations;
●	changes in estimates of the Company’s future results of operations by the Company or changes in accounting policies;
●

changes in forecasts, estimates or recommendations of securities research analysts regarding the Company’s future results of operations or financial performance, or publication of research reports or news stories about the Company, its competitors or its industry;

●	changes in the economic performance or market valuations of other companies that investors deem comparable to the Company;
●

changes in overall economic conditions, primarily in North America and Europe, including changes that impact consumer spending and discretionary spending, as experienced over the last two years, notably as a result of easing, but still elevated interest and inflation rates;

●	additions or departures of the Company’s board members, senior management team or other key employees;
●	sales or perceived sales of additional Subordinate Voting Shares, and short-sales, hedging and other derivative transactions in the Subordinate Voting Shares;
●	litigation or regulatory action against the Company;
●	breaches of security or privacy incidents, and the costs associated with any such breaches and remediation;
●	significant acquisitions or business combinations, divestitures, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors; and
●	news reports relating to trends, concerns or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

Financial markets have in the past experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies. Such fluctuations have also, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Subordinate Voting Shares may decline even if the Company’s operating results, financial condition or prospects have not changed. As well, certain institutional investors may base their investment decisions on consideration of the Company’s environmental, governance and social practices and performance against such institutions’ respective

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investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Subordinate Voting Shares by those institutions, which could materially adversely affect the trading price of the Subordinate Voting Shares. If such increased levels of volatility and market turmoil resume, as is currently the case to some extent in light of a challenging macroeconomic environment and uncertainty relating to trade policies in the United States, the Company’s business, results of operations or financial condition could be materially adversely impacted and the trading price of the Subordinate Voting Shares could be materially adversely affected. Unstable market conditions are causing now, to a lesser extent, and may continue to cause in the future, a slowdown in the global economy as well as volatility in global financial markets and may adversely affect the market price of the Subordinate Voting Shares.

BRP Inc. is a holding company and its financial performance and results are dependent on the earnings of its subsidiaries and the distribution of those earnings to BRP Inc.

BRP Inc. is a holding company and a substantial portion of its assets consists in the shares of its direct and indirect subsidiaries. As a result, BRP Inc. is subject to the risks attributable to its subsidiaries. As a holding company, BRP Inc. conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, BRP Inc.’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to BRP Inc. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations that require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of its subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to BRP Inc.

Beaudier Group and Bain Capital have significant influence with respect to matters put before the shareholders, which may have a negative impact on the trading price of the Subordinate Voting Shares

As at March 24, 2026, Beaudier Group and Bain Capital owned 21,709,901 and 8,296,475 Multiple Voting Shares, respectively, which represented approximately 52.7% and 20.1%, respectively, of the combined voting power of the Company’s outstanding Shares. Accordingly, Beaudier Group and Bain Capital have significant influence with respect to all matters submitted to the Company’s shareholders for approval, including without limitation the election and removal of directors, amendments to the articles of incorporation and by-laws of the Company and the approval of certain business combinations. Holders of Subordinate Voting Shares have a limited role in the Company’s affairs. This concentration of voting power may impact the market price of the Subordinate Voting Shares, delay or prevent any acquisition or delay or discourage take-over attempts that shareholders may consider to be favourable, or make it more difficult or impossible for a third party to acquire control of the Company or effect a change in the Company’s Board of Directors and management. Any delay or prevention of a change of control transaction could deter potential acquirors or prevent the completion of a transaction in which the Company’s shareholders could receive a substantial premium over the then current market price for their Subordinate Voting Shares.

In addition, Beaudier Group’s and Bain Capital’s interests may not in all cases be aligned with interests of the other shareholders of the Company. Beaudier Group and Bain Capital may have an interest in pursuing acquisitions, divestitures and other transactions that, in the judgment of their management, could enhance their equity investment, even though such transactions might involve risks to the shareholders of the Company and may ultimately affect the market price of the Subordinate Voting Shares.

Future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital or the Company’s directors and officers

As at March 24, 2026, Beaudier Group owned 21,709,901 Multiple Voting Shares, which in the aggregate represented approximately 62.4% of the issued and outstanding Multiple Voting Shares of the

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Company, and Bain Capital owned 8,296,475 Multiple Voting Shares, which in the aggregate represented approximately 23.8% of the issued and outstanding Multiple Voting Shares of the Company. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. However, the future sale of a substantial number of Subordinate Voting Shares by Beaudier Group, Bain Capital, the Company’s directors and officers, or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Subordinate Voting Shares. See “Description of the Capital Structure”.

Subject to compliance with applicable securities laws, Beaudier Group, Bain Capital and the Company’s directors and officers may sell some or all of their Subordinate Voting Shares in the future. No prediction can be made as to the effect, if any, such future sales of Subordinate Voting Shares will have on the market price of the Subordinate Voting Shares prevailing from time to time. However, the future sale of a substantial number of Subordinate Voting Shares by Beaudier Group, Bain Capital or the Company’s directors and officers or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Subordinate Voting Shares.

Pursuant to the Registration Rights Agreement, each of Beaudier Group and Bain Capital is granted certain registration rights. See “Material Contracts — Securityholders Agreements — Registration Rights Agreement”.

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Disclosure of Outstanding Shares

As at March 24, 2026, the Company had:

Issued and outstanding shares and stock options
Multiple voting shares with no par value	34,819,204
Subordinate voting shares with no par value	38,303,785
Stock options to acquire subordinate voting shares	3,206,084

Additional Information

Additional information relating to BRP Inc., including the Company’s AIF, is available on SEDAR+ at www.sedarplus.ca.

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